Brands for the way we live.



BLYTH



2002 Annual Report

Financial Highlights

Years Ended January 31, (In Thousands, Except Per Share Data)	2001	2002	Increase (Decrease)
Operating Results			
Net Sales	$ 1,197,197	$ 1,198,542	0.1%
Gross Profit	625,725	607,088	(3.0%)
Operating Profit	145,244	120,657	(16.9%)
Net Earnings (1)	79,562	68,006	(14.5%)
Diluted Net Earnings Per Common and Common Equivalent Share (1)	$ 1.66	$ 1.44	(13.3%)
Diluted Weighted Average Number of Common Shares Outstanding	47,902	47,205	
Financial Position			
Total Assets	$ 763,470	$ 794,312	
Total Debt	199,968	191,701	
Total Stockholders' Equity	421,794	468,063	

Market for the Company's Common Equity and Related Stockholder Matters

The price range for the Company's Common Stock on the New York Stock Exchange as reported by the New York Stock Exchange was as follows:

Fiscal 2001 (Ended January 31, 2001)	High	Low
First Quarter	$ 32.56	$ 21.50
Second Quarter	$ 33.13	$ 27.13
Third Quarter	$ 29.94	$ 21.94
Fourth Quarter	$ 27.38	$ 21.44

Fiscal 2002 (Ended January 31, 2002)	High	Low
First Quarter	$ 25.10	$ 21.11
Second Quarter	$ 25.71	$ 22.28
Third Quarter	$ 23.40	$ 18.10
Fourth Quarter	$ 24.05	$ 19.05

Fiscal 2003 (Ended January 31, 2003)	High	Low
First Quarter (through April 8, 2002)	$ 28.22	$ 20.85

(1) The net earnings and diluted net earnings per common share for fiscal 2001 include a one-time cumulative effect of accounting change recorded by the Company to reflect the adoption of Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements" (See Note 1 to the Consolidated Financial Statements, "Revenue Recognition").

Net Sales


(IN MILLIONS)
1998
721.2
1999
915.3
2000
1150.0
2001
1197.2
2002
1198.5

Operating Profit


(IN MILLIONS)
1998
98.8
1999
128.2
2000
164.0
2001
145.2
2002
120.7

Net Earnings


(IN MILLIONS)
1998
54.6
1999
74.5
2000
92.4
2001
79.6
2002
68.0

Dear Shareholder,

It was a very difficult year for Blyth.

There is no question a tough economic and retail environment contributed to lower than expected financial results. However, it is not our style to hide behind partial truths: I've said before that 70–80% of our results are internally driven, and this has not changed. The impact of some fundamental missteps in parts of our business, combined with corrective actions taken to position us for accelerated sales growth and increased profitability, resulted in the past year's financial results.

Following our aggressive European restructuring efforts in fiscal year 2001, the first-ever closure of one of our North American manufacturing facilities this year was an important, yet sobering, step. Production levels at our 62nd Street, Chicago plant had declined significantly over the past two years following our exiting of the citronella candle business. Moreover, a slowdown in the mass market and a shift in product mix reduced volumes further, necessitating prompt action. We also sold our religious candle business, a 1976 investment that was the beginning of Blyth as we know it today. On the investment side, we opened a new distribution center in Memphis to improve service to our mass market customers and faced numerous costly start-up issues. Most importantly, the impact of weak new product introductions at PartyLite in the first two quarters was significant and painful. However, the critical steps we took this year in facilities rationalization, organizational development and systems enhancements across our business units position us for improved performance going forward.

These circumstances notwithstanding, let me share our financial results for the fiscal year ended January 31, 2002. I will also reaffirm our corporate goals and review some important accomplishments of the past year.

Financial Performance—Fiscal Year 2002

Net Sales for the year ended January 31, 2002 totaled $1,199 million. While essentially flat sales year-to-year are well below our norm, significant and steady improvement during the year brought us from a sales decline of 10% during the first quarter to a fourth quarter sales increase of 11% versus last year. Our Operating Profit was $120.7 million and Net Earnings were $68.0 million, both below fiscal year 2001, yet cash flow from operations exceeded $150 million.

Clearly our company fell short of its historically strong performance, as well as our corporate goals. Additionally, the tragic events of September 11th, which affected the world so profoundly, had an immediate—though temporary—negative impact on our business.

Corporate Goals

We reexamined our goals during the year and continue to believe they are achievable. In other words, we're not lowering the bar. Blyth's three fundamental goals remain:

- 10%+ annual sales and profit growth
- 12–14% operating profit margins
- 20%+ return on shareholders' equity

Getting back on track to achieve our goals has been a critical focus this year. Two of our major objectives for this year, and for future years, are achieving at least single digit sales growth (or "organic growth") in our successful Candles & Home Fragrance business segment, and achieving growth in the segment that includes our seasonal/home décor and giftware business—what we call our Creative Expressions business—as well as our Foodservice business, primarily via acquisition.

Major Accomplishments

We believe continued profitable growth requires we respond to the dominant business trends in our industry while we focus on our business strategies to build global brands, leverage our core functional competencies and strengthen our position in the Creative Expressions & Foodservice segment. In addition, we must strengthen our management team company-wide for the next decade.

Capitalizing on Market Trends

Two trends in the Candles & Home Fragrance market are having a major impact on Blyth's approach to business. First, each market segment in which Blyth competes is growing at different rates, with the largest markets having moderated to single digit growth. The other markets, notably in Europe, continue to show strong, double digit growth in fragranced products. This mixed and complex growth assessment underscores the need for innovative new product development and branding initiatives to facilitate market share gains and margin improvement. Secondly, consolidation among major retailers continues—particularly in the mass channel—resulting in a smaller customer base and an increased need for sophisticated global suppliers capable of category management.

To address these changing marketplace dynamics, particularly in the mass channel, Blyth scrutinized its capacity utilization in the Candles & Home Fragrance segment. The discontinuance of Blyth's citronella product line and a shift in product mix resulted in excess manufacturing capacity in North America and led to the closure of a facility in Chicago. We believe this decision positions us for continued growth and improved profitability in this segment.

Enhancing Management

Building and enhancing the management team is a continuing process because people remain one of Blyth's most critical resources. This year, a new President of PartyLite U.S. and new Vice President, Product Marketing & Research joined Frank Mineo, President, PartyLite Worldwide, to lead that organization to the next level while preserving the values that brought PartyLite to where it is today. In the first quarter, we also brought all of our Candles & Home Fragrance consumer wholesale businesses under the organizational umbrella of Candle Corporation Worldwide, led by Blyth's former CFO Rich Browning, leveraging the scale of these companies. Further, at year-end, we announced the planned integration of CCW's North American consumer wholesale businesses. In Europe, the new management team at the Colony Group focused on new product development and turned more than a year of declining sales into four consecutive quarters of solid growth. Rich Browning's successor as CFO is Bob Barghaus, whose focus has included enhancing financial management tools company-wide. Rounding out the senior management team is Bruce Crain, President of Blyth's Global Services Group. Bruce, who formerly headed Blyth's European consumer wholesale and retail businesses, as well as Global Sourcing, now focuses on capitalizing on all of Blyth's core competencies, including Corporate Marketing Initiatives, Research & Development, Global Sourcing and Internet/E-Business Initiatives, across all business units.

Achieving our organic and acquisition-based growth goals depends on the fundamental operating and financial management policies that drive Blyth's strong cash flow and resultant financial resources. While sales and profit growth drives shareholder value, underlying that momentum is the 'fuel' of cash, and Blyth ended fiscal year 2002 with over $100 million of cash on the balance sheet, even after accounting for the $55 million cash purchase of Midwest of Cannon Falls. Three key factors—our semi-annual cash dividend, introduced in fiscal year 2001, the repurchase of over 270,000 shares of our common stock during the year and the available resources to make strategic acquisitions—all contributed to shareholder value over the past year. We believe this strong foundation will continue to build value going forward.

I personally wish to thank the employees in all of our business units who have worked so hard during a difficult year. I believe the future is bright for Blyth and appreciate your continued support.

Robert B. Goergen
Chairman of the Board
April 8, 2002


Colonial™ Native™ Creation

Today, Blyth is a leading designer, manufacturer and marketer of Candles & Home Fragrance products. This business segment represents approximately $1 billion in sales and includes our PartyLite direct selling unit with over 50,000 independent sales consultants in eleven countries, as well as Blyth's consumer wholesale and retail businesses in North America and Europe.

Blyth is also a well-known designer and marketer of premium seasonal and home décor products and giftware—what we call Creative Expressions—in North America, and Blyth is the market leader in tabletop lighting and chafing fuel products to hotels, restaurants and caterers. This business segment generates approximately $200 million in sales.

To satisfy the changing customer and consumer needs in these high opportunity markets and grow these businesses profitably, Blyth's management team focuses on three business strategies: (1) Build strong global brands around innovative new products; (2) Leverage our core functional competencies; and (3) Strengthen our market position in the Creative Expressions & Foodservice segment. This year, we made important progress in each of these areas.


Colonial™ Native™ Creation





PartyLite®

Building Strong Global Brands

When Blyth acquired Colonial Candle of Cape Cod in 1990, its small direct sales business unit, PartyLite, was selling its premium candles exclusively under the Colonial Candle of Cape Cod® brand. As PartyLite grew rapidly, management saw the opportunity to build its own brand identity. Today, brand PartyLite® issues an invitation to its customers, consultants and hostesses to *"Decorate your Home, Celebrate your Life, Illuminate your Spirit"* with PartyLite.

This invitation is supported by an elegant new logo and package design featuring three candles which represent the key elements of its brand's positioning as well as the pillars upon which brand PartyLite was built: products, programs and people. Additionally, the holder supporting the three candles represents not only the quality accessories for which PartyLite is known but also the PartyLite culture that demands tireless attention to detail in all aspects of its business.

The new branding initiative was introduced to PartyLite's independent sales consultants during their annual national conferences in North America and Europe last summer. Their reaction to the changes was overwhelmingly favorable and demonstrated their appreciation for PartyLite's ability to adapt to changing lifestyles without sacrificing the essence of its quality heritage. The recently launched Everyday 2002 catalog, reflecting the brand's new look with improved products and catalog presentation, was equally well received by PartyLite's over 50,000 independent sales consultants.



PartyLite®

On the consumer wholesale side of the business, Blyth saw the opportunity to expand globally its Colonial™ brand, which has been sold successfully through the premium channel in North America since 1909. Blyth's U.K.-based Colony Group, which markets premium candles and home fragrance products, began to transition its Colony brand to the Colonial brand and launched Colonial in additional European markets. We believe the key to long term success includes leveraging a premium brand across continents and increasing consumer awareness of that brand, and we also believe that such leveraging of the Colonial brand is off to a good start.

In January, a full line of Colonial at HOME® products was launched at the European gift shows. As with its U.S. launch, early reaction to the product line's exquisite fragrances and patented oval jar has been very favorable. By the end of our fiscal year on January 31st, more than 500 European accounts had ordered Colonial at HOME products, giving the brand strong momentum into the new year.

Opposite Page:

Candles and candle accessories by PartyLite

Christmas tree ornaments, stockings and tree skirts by Midwest of Cannon Falls

Candy canes, gift bags and boxes by JMC Impact.




Colonial at HOME®

Leveraging Core Functional Competencies

Blyth's investments in its core functional competencies are paying dividends. Blyth's Global Services Group, which includes Corporate Marketing Initiatives, Research & Development, Global Sourcing and Internet/E-Business Initiatives, enables Blyth to leverage its functional competencies on a worldwide basis for each Blyth business unit, improving operating effectiveness and customer service while realizing significant savings.

- **Corporate Marketing** supports Blyth's business units by identifying high opportunity market segments through strategic market research. It also helps them identify, explore and quantify the opportunities offered by new product categories and line extensions. Additionally, Corporate Marketing coordinates Blyth's worldwide branding strategies among its business units.

- **Research & Development** is a technical "center of excellence" that oversees new product innovation for the Candles & Home Fragrance businesses. Fragrances are panel-tested to ensure they meet or exceed the highest competitive standard, and accessories are measured against rigorous safety standards with a view towards ensuring the consumer's safe enjoyment of our products.

- **Global Sourcing** leverages Blyth's global presence into higher quality, lower cost raw materials and finished goods as it increasingly manages purchasing and logistics as an integrated global supply chain. This group also oversees the initiation of new vendors into Blyth's comprehensive social compliance program.


Colonial™ Native Creation™

- **Internet/E-Business Initiatives** develops and/or improves corporate information tools, helping us serve customers, consultants, sales representatives and consumers better with new and more effective technologies. For example, this year we introduced sales force automation software for the premium wholesale channel in North America, expediting order taking and improving customer service. Complementary to our corporate efforts, PartyLite completed the North American roll-out of its Extranet application designed to help consultants build their businesses. By year-end, more than 50% of show orders in North America were being processed with this web-based technology, speeding order fulfillment and improving customer service for PartyLite's independent sales consultants, hostesses and guests.


Colonial at HOME


Midwest of Cannon Falls®

Strengthening Market Position in Creative Expressions

We believe that the U.S. gifts and decorative accessories—or Creative Expressions—industry is an excellent growth opportunity for Blyth. Blyth already competes in this market of $30 billion in U.S. annual sales at wholesale, since about $2 billion of such sales are attributable to candles and home fragrance products. Almost 60% of the market's sales are sold through premium independent and specialty stores, many of which already carry Blyth's premium candle brands. Profit margins are compatible with Blyth's margin structure, and segments of the category have shown consistent, single digit growth. Additionally, as products in this category are predominantly sourced, it represents a less capital-intensive area for expansion.

Blyth's acquisitions and investments in this segment have provided excellent returns: sales at Jeanmarie Creations and Impact Plastics have grown 300% and 50% respectively, since they were acquired in 1995 and 1999. These mass market businesses achieved single digit growth in the past year despite an exceptionally competitive environment with numerous consolidations and bankruptcies. In addition, the combined business, JMC Impact, continues to be highly profitable. In April, Blyth acquired Midwest of Cannon Falls, a well-known designer and marketer of premium seasonal decorations and giftware. Strong design talent, a large customer base and a reputation for superior customer service make this a natural and strategic fit.

In the foodservice market, Blyth is taking a two-pronged approach to achieve growth. While we seek to continue our organic growth through innovative new product development, we also seek acquisition opportunities that provide temperature-related solutions beyond chafing fuel. In 2001, Blyth launched the Sterno® brand Smartcan™, which has a heat indicator built into its new label that quickly tells users if the chafing fuel is working and whether or not it is too hot to touch. Blyth's market research indicates the Sterno brand is the most widely recognized and respected brand name in chafing fuel because it can be depended upon to maintain optimum heat and safety in food presentations. With this innovation, users of Sterno brand chafing fuel are confident in what it can do and that it does it with great attention to safety.


Midwest of Cannon Falls®

As the Candles & Home Fragrance market in North America has moderated from its high growth rates of the 1990s, Blyth's acquisition strategy in the Creative Expressions & Foodservice segment has become a critical tool for the achievement of its corporate growth goal. Blyth continues to pursue companies with strong management teams and complementary product lines that can be purchased for a fair price. Blyth believes its organic and acquisition-based strategy for top-line growth will deliver substantial earnings per share growth. This, in combination with its semi-annual cash dividend and strategic share repurchase program, should enable us to continue to build shareholder value over the long term.


Brands for the way we live.
BLYTH



Kate's
Bloomin' Essence
Bloomin' Essence





GRAVINA


GLOW STICK


CANDLE SHOPPE

Kate's

Financial Statements

First row:
Florasense® Warm Cinnamon Rolls™
Kate's™ Bloomin' Essence™
Colonial™ Native Creation™

Second row:
Midwest of Cannon Falls®
PartyLite®
Colony

Third row:
Midwest of Cannon Falls®
Midwest of Cannon Falls®
Jeanmarie®

Fourth row:
Carolina®
PartyLite®
Kate's™

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year Ended
January 31, 2002

Commission File No. 1-13026

BLYTH, INC.

(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

36-2984916
(I.R.S. Employer Identification No.)

One East Weaver Street
Greenwich, Connecticut
(Address of principal executive offices)

06831
(Zip Code)

Registrant's telephone number including area code: (203) 661-1926

Securities registered pursuant to Section 12(b) of the Act:

Title of each class: Common Stock, $0.02 par value

Name of exchange on which registered: New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No _

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. __

As of April 8, 2002, the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $1.301 billion based on the closing price of the registrant's Common Stock on the New York Stock Exchange on such date and based on the assumption, for purposes of this computation only, that all of the registrant's directors and executive officers are affiliates.

As of April 8, 2002, there were 46,285,741 outstanding shares of Common Stock, $0.02 par value.

Documents Incorporated by Reference

Portions of the 2002 Proxy Statement for the Annual Meeting of Shareholders to be held on June 6, 2002 (Incorporated into Part III).

Table of Contents

Business

(a) General Development of the Business

Blyth, Inc. (together with its subsidiaries, the "Company", which may be referred to as "we", "us" or "our") designs, manufactures, markets and distributes an extensive line of Candles & Home Fragrance products; seasonal decorative and home décor products ("Creative Expressions"); and foodservice products ("Foodservice"). The Company has operations within and outside the United States and sells its products worldwide.

Since becoming a public company, our net sales have grown substantially. Internal growth and acquisitions have contributed to such growth. Internal growth has been generated primarily by (a) increased sales of Candles & Home Fragrance products and Creative Expressions & Foodservice products to consumers worldwide, (b) the introduction of new products and product line extensions, and (c) geographic expansion. We have successfully integrated numerous acquisitions and investments into our operations since the Company's formation in 1977.

You can learn more about us by visiting our website at www.blythinc.com. The information therein, however, is not incorporated herein by reference and is not a part of this Annual Report on Form 10-K.

(b) Description of and Financial Information About Business Segments

The Company operates in two business segments: Candles & Home Fragrance products, and Creative Expressions & Foodservice products[1], which accounted for approximately 83% and 17%, respectively, of consolidated net sales for the fiscal year ended January 31, 2002. The financial information relating to these business segments for each of the years in the periods ended January 31, 2002, 2001 and 2000 appearing in Note 13 to the Company's consolidated financial statements in this Annual Report on Form 10-K is incorporated herein by reference. Further description of each business segment is provided below:

Candles & Home Fragrance Products

The Candles & Home Fragrance products designed, manufactured, marketed and distributed by the Company primarily include scented and unscented candles, aromatherapy candles, potpourri and environmental fragrance products (including air fresheners, filters and sprays), and a broad range of candle accessories. These products are sold under various brand names through a wide variety of distribution channels. In managing our day to day business in the Candles & Home Fragrance segment, as well as evaluating strategic opportunities, the Company is focused on the worldwide consumer market for Candles & Home Fragrance products and related accessories.

Within the worldwide consumer market for Candles & Home Fragrance products, we focus on two primary areas: the consumer market in the United States and markets outside the United States.

United States Consumer Market

With respect to the consumer market in the United States, we market our Candles & Home Fragrance products through a variety of distribution channels, including the activities of PartyLite Gifts, Inc., Candle Corporation of America and Endar Corporation. We tailor our products, designs, packaging and prices to satisfy the varying demands of customers within each distribution channel.

Specifically, we sell our Candles & Home Fragrance products and candle accessories direct to the consumer through a network of independent sales consultants and to department and gift stores, specialty chains, food and drug stores, and mass merchandisers through independent sales representatives and Company sales managers. We support all of the above by providing our sales force with comprehensive product catalogs and samples to market our everyday, promotional and seasonal product lines.

Our direct selling activities reach consumers by utilizing a network of independent sales consultants to sell our Candles & Home Fragrance products and candle accessories through the home party plan method of direct selling. Our independent sales consultants receive their earnings based on sales of our Candles & Home Fragrance products and candle accessories at home parties organized by them, as well as through home parties organized by other consultants recruited by them. Over 35,000 independent sales consultants were selling our Candles & Home Fragrance products and candle accessories in the United States in fiscal year 2002; and, we were represented by independent sales consultants in all 50 states. Sales from our direct selling activities fell approximately 7% in fiscal year 2002.

(b) Description of and Financial Information About Business Segments (continued)

We believe that certain advantages arise from having a broad mix of distribution channels. For example, successful new ideas and research can be shared across channels among our marketing groups. We believe that our competitive position in all markets is enhanced by our ability to respond quickly to new orders and our ability to assist customers through inventory management and control and to satisfy delivery requirements through on-line ordering, which is available to all PartyLite US and Canadian independent sales consultants, as well as to independent sales representatives for Candle Corporation of America.

Markets Outside the United States

We continue to focus on becoming a worldwide home fragrance company built mainly around candles, but also including related products. We market our Candles & Home Fragrance products outside (as well as inside) the United States direct to the consumer through a network of independent sales consultants, as well as to department and gift stores, specialty chains, and mass merchandisers through independent sales representatives, and Company sales managers. During fiscal year 2002, the Company had independent direct selling sales consultants exclusively selling its PartyLite® brand products in the following geographical areas outside the United States: Austria, England, Finland, France, Germany, Italy, Luxembourg, Mexico, Northern Ireland, Switzerland, and Canada. The Company has a total of over 50,000 active selling independent consultants worldwide (including the United States).

The Company is also the leading manufacturer and marketer of fragranced candles and related products to mass merchants, department and gift stores in Europe through the activities of the Colony Group, the Gies Group and Wax Lyrical, Ltd., our specialty retailer in the United Kingdom. Our Ambria™, Asp-Holmblad® (2), Carolina®, Colony® (2)(3), Gies® (2), Liljeholmens® (2), and Wax Lyrical® (2) brand products are sold through retailers and have their highest market shares in the United Kingdom, Germany, Sweden and Denmark. In fiscal year 2002, the Colony Group began the transition from the Colony® brand name to the Colonial™ brand name. The Colonial™ brand has been a successful premium channel brand sold in North America since 1909. This transition is the first step in making the Colonial™ brand our global premium brand available at retail in Europe. We believe that the quality heritage of the Colonial™ brand name and its solid, double digit North American growth indicate its potential as a premium brand in the underdeveloped European market for fragranced candles. We have also accelerated our introduction of the very successful Colonial at HOME® brand product line, previously available only in the United States, to our customers across Europe.

We believe that international markets offer the Company significant potential for growth. In fiscal year 2002, approximately 26% of our total sales were outside of the United States and our international sales growth rate was approximately 3%.

Our international operations also include exports of products sold through Company sales managers and independent sales representatives, which compete in the markets of Canada, Europe, Latin America and the Pacific Rim, to independent distributors, department and gift stores, mass merchandisers and foodservice distributors. We currently plan to continue to expand internationally through the establishment of foreign-based marketing and distribution operations.

More detailed information regarding geographic area data is set forth in Note 13 to the Company's consolidated financial statements.

In fiscal year 2003, we plan to grow the Candles & Home Fragrance segment of our business for the most part organically, both domestically and internationally, through possible line extensions into new product segments within our existing business and with the possibility of some smaller acquisition-related growth.

Creative Expressions & Foodservice Products

The Company designs, manufactures, markets and distributes a broad range of Creative Expressions & Foodservice products, including decorative gift bags and tags, seasonal decorations and home décor products under the brand names Jeanmarie®, JMC Impact™ and Midwest of Cannon Falls®. We are also a producer of portable heating fuel, tabletop illumination products and other institutional products sold under various brand names, including Sterno® and HandyFuel®. We sell these products, both domestically and internationally, through independent sales representatives and distributors.

(b) Description of and Financial Information About Business Segments (continued)

In April 2001, we purchased Midwest of Cannon Falls, Inc., a market leader in premium, holiday giftware with a growing market position in premium home accents and garden products. Its products are sold by more than 17,000 retailers, including specialty gift shops, department stores, catalog and E-tailers, hardware/home and garden centers and mass merchants.

Through the activities of JMC Impact, Inc., we market our decorative gift bags, tags and seasonal decorations primarily to the mass market and tailor our Creative Expressions products, designs and packaging to meet the varying demands of customers within this channel.

The Company also services, through The Sterno Group™, a division of Candle Corporation of America, the foodservice market where we are a supplier of foodservice products to restaurants, hotels and other institutional customers. We sell these products through independent sales representatives, independent foodservice distributors, and Company sales managers. *Sales of The Sterno Group™ fell approximately 8.4% in fiscal year 2002, primarily due to the general slowdown in the hotel,* restaurant and catering businesses following the events of September 11th.

Institutional sales in fiscal year 2002 were less than ten percent of the Company's total sales. In fiscal year 2003, we plan to continue our growth in the Creative Expressions & Foodservice segment through internal sales growth, as well as through acquisitions.

The Company continues to pursue actively strategic acquisitions in the following areas: paper-related and seasonal decorative products and foodservice products, mirroring businesses in which the Company is already engaged, as well as giftware and home décor products, which are closely related to current established product lines.

Product Brand Names

The key brand names under which our Candles & Home Fragrance products are sold, in alphabetical order, are:

Ambria™	Colonial Candle of Cape Cod®	Indulgences®
Asp-Holmblad® (2)	Colonial at HOME®	Kate's™
Canterbury®	*Colony® (2)(3)*	*Liljeholmens® (2)*
Carolina®	Endar™	PartyLite®
Carolina Designs®	Florasense®	Wax Lyrical® (2)
Colonial™	Gies® (2)	

The key brand names for our Creative Expressions & Foodservice products, in alphabetical order, are:

Canned Heat™	Jeanmarie®	Midwest of Cannon Falls®
HandyFuel®	JMC Impact™	Sterno®

New Product Development

Each year we develop and introduce new products for the Candles & Home Fragrance segment and Creative Expressions & Foodservice segment to satisfy changing consumer tastes. The new product development process is coordinated by the Company on a worldwide basis by teams comprised of brand managers, product managers, designers, global sourcing personnel, research and development laboratory technicians, manufacturing engineers and sales managers.

New product concepts are directed to our marketing departments from all areas within the Company, as well as from the Company's independent sales representatives. The new product development process, including technical research, fragrance studies, market research, comparative analysis, engineering specifications, feasibility studies, safety assessments, testing and evaluation can generally require from 3 to 18 months to complete. In total, new products have typically accounted for at least 15% of our net sales in the first full year following introduction.

The Company's focus on new product development and product line extensions specific to each channel of distribution and segment has been an important element of its efforts to become a leading Candles & Home Fragrance products and Creative Expressions & Foodservice products company. With continual introduction of new designs, new forms, new shapes, new

(b) Description of and Financial Information About Business Segments (continued)

fragrances, and innovative packaging, the Company satisfies the varying demands of customers within each distribution channel. In fiscal year 2002 the Company continued to have success with the Colonial at HOME® and Indulgences® brand product lines and introduced new products such as the Father Christmas Tealight Globe, the Snowbell Tealight Holder™ and Summer Spectacular™ product lines by PartyLite Gifts, Inc. and the Halloween Glow Bag by JMC Impact, Inc., to name a few.

Manufacturing, Sourcing and Distribution

In both our business segments, we are continuously attempting to reduce our costs through more efficient worldwide production, sourcing and distribution methods, technological advancements and consolidating and rationalizing acquired equipment and facilities. Following our 1994 initial public offering, we invested over $250 million in new facilities and more advanced equipment in order to lower manufacturing costs, improve product quality and significantly increase manufacturing capacity in order to meet expected future sales growth, as well as to improve the time from product development to market entry. However, in fiscal year 2002, following our aggressive European restructuring efforts in fiscal year 2001, and the significant decline in production requirements over the past two years following our exiting of the citronella candle business, we took steps to close one of our North American manufacturing facilities.(4) We believe that this closing will permit us to reposition our consumer wholesale businesses more effectively for growth and profitability in fiscal year 2003.

The manufacture of the Company's Candles & Home Fragrance products and Creative Expressions & Foodservice products involves the use of various highly automated processes and technologies, as well as certain hand crafting and finishing. During recent years, we have invested in new automated machinery and process control systems that we believe have resulted and will continue to result in significant cost savings and capacity expansion. Since many of our products, especially our candle accessories and Creative Expressions products, are manufactured by others based on our design specifications, our global supply chain approach is very important to our new product development process, as well as to managing product quality and cost. To maximize distribution efficiencies, we have also consolidated and built a network of stand-alone highly automated distribution facilities in our core markets. In addition, we opened a new distribution center located in Memphis, Tennessee to improve service to our mass market customers.

In fiscal year 2002, we formally consolidated our corporate-wide operating functions into a Global Services group. By capitalizing on our core functional competencies, Global Services offers critical leverage across each of our business units, improving operating efficiencies and customer service while realizing significant annual savings.

Technological Advancements

Over the last several years, we have invested substantial sums in technological initiatives, including Internet-based technology, and we have seen and continue to see the benefits. The PartyLite Extranet, an Internet-based order entry and business management system, was made available to all independent sales consultants selling PartyLite® brand products in North America. Usage of the Extranet continued to grow during fiscal year 2002. By fiscal year-end 2002, nearly half of US show orders were placed via the Extranet, as were more than 65% of Canadian show orders. Also, the Extranet was introduced to independent sales consultants selling PartyLite® brand products in Germany in fiscal year 2002. We believe that the Extranet's automated order entry system eliminates most common errors and speeds orders through faster processing and delivery, improving customer service. Furthermore, by easing the administrative workload and providing tools with which to track sales and programs, the Extranet has helped independent sales consultants selling PartyLite® brand products build their businesses more effectively. And, as an added benefit, the improved accuracy of an automated order entry system should result in administrative cost savings for the Company.

Also, during fiscal year 2002, Candle Corporation of America launched the first phase of a sales force automation project with an Internet-based software application. The new software allows sales representatives to expedite the order-writing process, improving efficiency and decreasing the waiting time customers typically face at the semi-annual gift shows when placing their orders. Order accuracy and productivity are also improved as the system is capable of scanning product bar codes, processing multiple delivery destinations and dates and including applicable incentive purchase programs. The web-based application automatically delivers the completed order to our internal fulfillment systems.

(b) Description of and Financial Information About Business Segments (continued)

Customers

Throughout the world, customers for our Candles & Home Fragrance products and Creative Expressions & Foodservice products include individual consumers (served by independent sales consultants selling PartyLite® brand products through the home party plan method), department and gift stores, and mass merchandisers including specialty chains and food and drug stores. Our institutional customers are primarily major hotel and restaurant chains and distributors servicing the institutional foodservice market. No single customer accounts for 10% or more of our sales of Candles & Home Fragrance products or Creative Expressions & Foodservice products.

Competition

Both of our business segments are highly competitive. The principal competitive factors are new product introductions, product quality, delivery time and reliability, customer service and price. The domestic and international markets for Candles & Home Fragrance products, as well as for Creative Expressions & Foodservice products, are highly fragmented. Numerous suppliers service these markets. Because there are relatively low barriers to entry, the Company may face future competition from other consumer product companies, which may have substantially greater financial and marketing resources than those available to the Company.

Employees

As of January 31, 2002, the Company had approximately 4,800 full-time employees. Of those, approximately 3,700 are non-salaried, of which approximately 35% are outside the United States. Approximately 50 workers for the Gies Group are represented by the IG Chemie union in our facility in Germany. One of the contracts with this union expired in April 2002 and the other contract has terminated, and new negotiations began in April 2002. The remaining employees, approximately 1,100, are salaried and non-salaried, non-unionized employees. We believe that our relations with our employees are good. Since its formation in 1977, the Company has never experienced a work stoppage.

Raw Materials

All of the raw materials used by the Company for its Candles & Home Fragrance products and foodservice products, principally petroleum based wax, fragrance and glass containers for our Candles & Home Fragrance segment, have historically been available in adequate supply from multiple sources.

Trademarks and Patents

The Company owns numerous United States trademark registrations and has trademark applications pending in the United States Patent and Trademark Office with respect to certain Candles & Home Fragrance products and Creative Expressions & Foodservice products. In addition, we register certain trademarks in certain foreign countries. All of our United States trademark registrations can be maintained and renewed provided that the trademarks are still in use for the goods and services covered by such registrations. We regard these trademarks as valuable assets for our Candles & Home Fragrance and Creative Expressions & Foodservice business segments. Although we own certain patents used primarily in the Creative Expressions & Foodservice segment that we consider valuable, our total business is not dependent upon any single patent or group of patents.

Environmental Law Compliance

Most of our manufacturing and distribution and certain research operations are affected by federal, state and local environmental laws and international environmental laws. These laws relate to the discharge of materials or otherwise with respect to the protection of the environment. We have made and intend to continue to make necessary expenditures for compliance with applicable laws. We do not believe these expenditures will have any material effect on our capital expenditures, earnings or competitive position.

(b) Description of and Financial Information About Business Segments (continued)

Cautionary Factors That May Affect Future Results

Our disclosure and analysis in this report and in our 2002 Annual Report to Shareholders contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can usually identify these statements by the fact that they do not relate strictly to historical or current facts. They often use words such as "anticipate", "estimate", "expect", "project", "intend", "plan", "believe", and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public.

Any or all of our forward-looking statements in this report, in our 2002 Annual Report to Shareholders and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in this discussion, for example, product competition and the competitive environment, will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

We undertake no obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the SEC. Also note that we provide the following cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our business. These are some of the factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed here could also adversely affect the Company. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

- **Risk of Inability to Maintain Growth Rate —** The Company has grown substantially in past years. While we expect continued growth, we expect that our future rate of growth will be less than our historical growth rate. We expect that our future growth will be generated in part by growth in sales to the worldwide consumer market for Candles & Home Fragrance products, and in part by growth in the Creative Expressions & Foodservice segment. The market for our foodservice products has grown more slowly than the market for our Creative Expressions products, and we expect it will continue to do so. Our ability to continue to grow depends on several factors, including market acceptance of existing products, the successful introduction of new products, our ability to recruit new independent sales consultants, effective sourcing of raw materials, and increases or decreases in production and distribution capacity to meet demand. The Candles & Home Fragrance and Creative Expressions industries are driven by consumer tastes. Accordingly, there can be no assurance that our existing or future products will maintain or achieve market acceptance. Our sales and earnings results have recently been impacted negatively by a slowing of the United States economy as a whole and by a drop in consumer confidence at both the individual and retailer levels. In recent months, the events of September 11th have compounded the impact of this slowing of the US economy and drop in consumer confidence. In addition, our sales and earnings results have been impacted by the loss of several mass channel customers due to bankruptcies. There can be no assurance that our sales and earnings results will not be materially adversely affected by these factors in the future. If the United States economy continues to slow and/or consumer confidence continues to drop, our operating results may be materially adversely affected. Recently, we have incurred certain one-time expenses in connection with the restructuring of our US and European consumer wholesale operations and our exit from certain lower margin products lines. While we expect these actions to position us more effectively for continued growth and profitability, there can be no assurance that we will achieve these results. Our past growth in both the Candles & Home Fragrance segment and the Creative Expressions & Foodservice segment has been due, in part, to acquisitions. We expect our future growth in the Candles & Home Fragrance segment to be primarily organic, with the possibility of selective acquisitions, and we continue to pursue strategic acquisitions in certain areas of the Creative Expressions & Foodservice segment. There can be no assurance that we will be able to continue to identify suitable acquisition candidates, to consummate acquisitions on terms favorable to the Company, to finance acquisitions or to integrate successfully acquired operations. In the future, acquisitions may contribute more or less to the overall Company's sales growth rate than historically.

(b) Description of and Financial Information About Business Segments (continued)

Risks Associated with International Sales and Foreign-Sourced Products — Our international business has grown at a faster rate than sales in the United States in recent years. In addition, we source a portion of our candles, accessories, seasonal and home décor products from independent manufacturers in the Pacific Rim, Europe and Mexico. For these reasons we are subject to the following risks inherent in foreign manufacturing and sales: fluctuations in currency exchange rates, economic and political instability, transportation delays, difficulty in maintaining quality control, restrictive actions by foreign governments, nationalizations, the laws and policies of the United States affecting importation of goods (including duties, quotas and taxes) and trade and foreign tax laws. In particular, during fiscal year 2002, declining European currencies had a modestly negative impact on our reported international sales results. If European currencies remain weak or decline further, our operating results may be materially adversely affected.

Ability to Respond to Increased Product Demand — In the past, our internal growth has required increases in personnel, expansion of production and distribution facilities, and enhancement of management information systems. More recently, we have eliminated one of our facilities to address manufacturing over-capacity. Our ability to respond appropriately to future changes in demand for Candles & Home Fragrance products and Creative Expressions & Foodservice products may be dependent upon success in one or more of the following: (1) training, motivating and managing new employees, (2) bringing new production and distribution facilities on line in a timely manner, (3) improving management information systems in order to respond promptly to customer orders and (4) improving our ability to forecast and respond to changes in anticipated product demand. If we are unable to respond to changes in future demand for products in a timely and efficient manner, our operating results could be materially adversely affected.

Raw Materials — For certain raw materials, there may be temporary shortages due to weather or other factors, including disruptions in supply caused by raw material transportation or production delays. Such raw material shortages have not previously had, and are not expected to have, a material adverse effect on the Company's operations.

Dependence on Key Management Personnel — Our success depends upon the contributions of key management personnel, particularly our Chairman, Chief Executive Officer and President, Robert B. Goergen. We do not have employment contracts with any of our key management personnel except for Mr. Goergen, nor do we maintain any key person life insurance policies. Also, certain of our senior executives have assumed new positions recently. The loss of any of the key management personnel or the inability of executives to perform their new positions could have a material adverse effect on the Company.

Competition — Our business is highly competitive, both in terms of price and new product introductions. The worldwide market for Candles & Home Fragrance products, as well as for Creative Expressions & Foodservice products, is highly fragmented, with numerous suppliers serving one or more of the distribution channels served by the Company. Because there are relatively low barriers to entry to the Candles & Home Fragrance and Creative Expressions & Foodservice industries, we may face increased future competition from other companies, some of which may have substantially greater financial and marketing resources than those available to us. From time to time during the year-end holiday season, we compete with companies offering candles manufactured in foreign countries, particularly China. In addition, certain competitors focus on a particular geographic or single-product market and attempt to gain or maintain market share solely on the basis of price.

(1) Effective for fiscal year 2003 and thereafter, foodservice products will be included and reported as part of the Candles & Home Fragrance segment.
(2) Registered and sold only outside the United States.
(3) The Colony® trademark is registered to Colony Gifts Corporation Limited, a subsidiary of Blyth, in the United Kingdom and other countries outside of the United States. In the United States, the Colony® trademark is registered to a company which is not an affiliate or subsidiary of Blyth, Inc.
(4) The Company closed this facility on January 31, 2002.

Properties

The following table sets forth the location and approximate square footage of the Company's major manufacturing and distribution facilities:

Location	Use	Approximate Square Feet Owned	Approximate Square Feet Leased
Batavia, Illinois (1)	Manufacturing	454,000	
Caldas da Rainha, Portugal	Manufacturing and related distribution	230,000	
Cannon Falls, Minnesota	Distribution		192,000
Carol Stream, Illinois	Distribution		651,000
Chicago, Illinois (2)	Manufacturing and related distribution	168,000	
Clara City, Minnesota	Manufacturing and related distribution	54,000	220,000
Cumbria, England	Manufacturing and related distribution	263,000	52,000
Diessenhofen, Switzerland	Manufacturing and related distribution	146,000	
Elkin, North Carolina	Manufacturing and related distribution	690,000	
Glinde, Germany	Manufacturing and related distribution	172,000	
Heidelberg, Germany	Distribution		55,000
Maynard, Minnesota	Manufacturing and related distribution	54,000	
Hyannis, Massachusetts	Manufacturing	69,000	
Memphis, Tennessee	Distribution		462,000
Monterrey, Mexico	Manufacturing		181,000
Ontario, Canada	Distribution		41,000
Oskarshamm, Sweden	Manufacturing and related distribution		123,000
Plymouth, Massachusetts	Distribution	59,000	
Temecula, California	Manufacturing and related distribution		308,000
Texarkana, Texas	Manufacturing and related distribution	151,000	62,000
Thomasville, Georgia	Manufacturing and related distribution	66,000	
Tilburg, Netherlands	Distribution	327,000	
Tijuana, Mexico (3)	Manufacturing		105,000
Tulsa, Oklahoma	Distribution	98,000	81,000

The Company's executive offices, administrative offices and outlet stores are generally located in leased space (except for certain offices located in owned space). Most of the Company's properties are currently being utilized for their intended purpose except as discussed in the footnotes below.

(1) The number shown does not include 32,000 square feet of Research & Development space used for office and laboratories.
(2) The Company closed this facility on January 31, 2002.
(3) On March 5, 2002 this facility was destroyed by fire. A new facility of approximately 77,000 square feet replaced it on or about March 18, 2002.

Item 3

Legal Proceedings

The Company is involved in litigation arising in the ordinary course of its business. In the opinion of the Company's management, existing litigation will not have a material adverse effect on the Company's financial position or results of operations.

Item 4

Submission of Matters to a Vote of Security Holders

The Company's 2002 annual meeting of stockholders will be held on June 6, 2002. No matter was submitted to a vote of security holders in the fourth quarter of the fiscal year ended January 31, 2002.

Part II Item 5

Market for the Company's Common Equity and Related Stockholder Matters

The price range for the Company's Common Stock on the New York Stock Exchange as reported by the New York Stock Exchange was as follows:

Fiscal 2001 (Ended January 31, 2001)	High	Low
First Quarter	$32.56	$21.50
Second Quarter	$33.13	$27.13
Third Quarter	$29.94	$21.94
Fourth Quarter	$27.38	$21.44
Fiscal 2002 (Ended January 31, 2002)	**High**	**Low**
First Quarter	$25.10	$21.11
Second Quarter	$25.71	$22.28
Third Quarter	$23.40	$18.10
Fourth Quarter	$24.05	$19.05
Fiscal 2003 (Ended January 31, 2003)	**High**	**Low**
First Quarter (through April 8, 2002)	$28.22	$20.85

As of April 8, 2002, there were 1,992 registered holders of record of the Company's Common Stock. On April 4, 2002, the Company's Board of Directors declared a regular semi-annual cash dividend in the amount of $0.11 per share of Common Stock payable in the second quarter of fiscal year 2003.

Selected Consolidated Financial Data

Set forth below are selected summary consolidated financial and operating data of the Company for fiscal years 1998 through 2002, which have been derived from the Company's audited financial statements for those years. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements, including the notes thereto, appearing elsewhere in this Annual Report to Shareholders on Form 10-K.

Year Ended January 31, (In thousands, except per share and percent data)	1998	1999	2000	2001	2002
Statement of Earnings Data: (1)					
Net sales	$721,221	$915,342	$1,149,994	$1,197,197	**$1,198,542**
Gross profit (2)	383,234	489,077	597,610	625,725	**607,088**
Operating Profit (2)	98,774	128,237	164,001	145,244	**120,657**
Interest expense	4,816	6,653	12,104	15,876	**17,404**
Earnings before income taxes, minority interest and cumulative effect of accounting change	89,930	122,890	150,390	130,690	**108,289**
Earnings before minority interest and cumulative effect of accounting change	54,862	74,503	92,847	80,715	**68,006**
Net earnings (2)	54,590	74,502	92,389	79,562	**68,006**
Basic net earnings per common share before cumulative effect of accounting change (3)	$ 1.11	$ 1.52	$ 1.91	$ 1.69	**$ 1.45**
Cumulative effect of accounting change (3)	–	–	–	(0.02)	**–**
	$ 1.11	$ 1.52	$ 1.91	$ 1.67	**$ 1.45**
Diluted net earnings per common share before cumulative effect of accounting change (3)	$ 1.10	$ 1.50	$ 1.89	$ 1.69	**$ 1.44**
Cumulative effect of accounting change (3)	–	–	–	(0.02)	**–**
	$ 1.10	$ 1.50	$ 1.89	$ 1.66	**$ 1.44**
Cash dividends paid, per share	–	–	–	$ 0.20	**$ 0.20**
Basic weighted average number of common shares outstanding	49,063	49,165	48,471	47,629	**47,056**
Diluted weighted average number of common shares outstanding	49,543	49,604	48,818	47,902	**47,205**
Operating Data:					
Gross profit margin	53.1%	53.4%	52.0%	52.3%	**50.7%**
Operating profit margin	13.7%	14.0%	14.3%	12.1%	**10.1%**
Capital expenditures	$ 62,481	$ 42,611	$ 47,740	$ 25,322	**$ 11,901**
Depreciation and amortization	12,396	19,798	28,107	33,383	**36,246**
Balance Sheet Data:					
Working capital (2,3)	$140,101	$143,160	$ 191,257	$ 224,413	**$ 285,225**
Total assets (2,3)	447,390	576,783	713,096	763,470	**794,312**
Total debt	120,630	127,040	196,222	199,968	**191,701**
Total stockholders' equity (3)	246,832	322,032	380,214	421,794	**468,063**

(1) Restated for a June 1997 three-for-two stock split, which was effected as a stock dividend. Earnings per common share for all periods give effect to the issuance of 1,900,786 shares of Common Stock in connection with the acquisition of Endar Corp. in May 1997. Earnings include the results of operations for periods subsequent to the respective purchase acquisitions of the December 1997 acquisition of Sterno® and HandyFuel® assets, the remaining 50% of Colony Gift Corporation, Limited in May 1999, which was previously included as an equity investment, and Midwest of Cannon Falls, Inc., acquired April 2001, none of which had a material effect on the Company's results of operations in the period during which they occurred, or thereafter. The Company's earnings for all periods have been restated to include the historical results of operations of Endar Corp., which was acquired through a pooling of interests in May 1997. As a result of the acquisitions of Liljeholmens Stearinfabriks AB ("Liljeholmens") Class A and Class B common stock in December 1998 and June 1999, balance sheet amounts beginning in January 1999 include the balances of Liljeholmens and results of operations include Liljeholmens beginning in February 1999.

(2) Fiscal 2001 pre-tax earnings include restructuring and impairment charges of approximately $7.7 million related to realignment of the Company's European operations and US consumer wholesale organization, decisions to exit certain product lines, and changes impacting its specialty retail business. Fiscal 2001 pre-tax earnings also include approximately $9.0 million of unusual charges to cost of sales for adjustments to carrying values of inventory connected with these initiatives, as well as $2.3 million of unexpected bad debt expenses associated with certain customer bankruptcy filings. Fiscal 2002 pre-tax earnings include restructuring and impairment charges of approximately $14.1 million related to closure of the Company's 62nd Street Chicago facility, other rationalization of the North American consumer wholesale business and certain changes in the European sector. Fiscal 2002 pre-tax earnings also include approximately $6.3 million and $5.0 million in unusual charges to cost of sales for inventory revaluations related to the US mass market and other marketplace conditions impacting realizable value of obsolete inventory.

(3) The Company recorded a one-time cumulative effect of accounting change in January 2001 to reflect the adoption of Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements". (See Note 1 to the Consolidated Financial Statements, "Revenue Recognition").

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship to net sales and the percentage increase of certain items included in the Company's consolidated statements of earnings:

	Percentage of Net Sales Years Ended January 31			Percentage Increase (Decrease) from Prior Period	
	2000	2001	2002	Fiscal 2001 Compared to Fiscal 2000	Fiscal 2002 Compared to Fiscal 2001
Net sales	100.0	100.0	100.0	4.1	0.1
Cost of goods sold	48.0	47.7	49.3	3.5	3.5
Gross profit	52.0	52.3	50.7	4.7	(3.0)
Selling	29.7	31.0	30.4	8.5	(1.9)
Administrative	7.7	8.1	8.6	9.8	6.1
Operating profit	14.3	12.1	10.1	(11.4)	(16.9)
Net earnings	8.0	6.6	5.7	(13.9)	(14.5)

Fiscal 2002 Compared to Fiscal 2001

Net sales increased $1.3 million, or 0.1%, from $1,197.2 million in fiscal 2001 to $1,198.5 million in fiscal 2002. Excluding Midwest of Cannon Falls, Inc. ("Midwest"), which was acquired in April 2001, and the citronella and religious candle businesses, which were discontinued in fiscal 2001, net sales in fiscal 2002 decreased approximately 4% when compared to last year. There were several key factors that we believe affected sales during fiscal 2002. First, the general economic slowdown worldwide made wholesalers, retailers and customers quite cautious, which negatively affected the overall sales performance for fiscal 2002. Second, sales of our PartyLite direct selling business were negatively impacted by weak new products and catalogs in the first half of the fiscal year, although there were signs of improvement towards the end of the year. Third, the weakness of European currencies versus the US dollar, which had a negative impact on fiscal 2002 sales growth equal to 1 full percentage point. Finally, the tragic events of September 11th had a temporary negative impact on most of our businesses, and our food-service business continues to feel the effects of the related slowdown in the travel and hospitality industries.

Net sales in the Candles & Home Fragrance segment, which represented approximately 83% of total sales in fiscal 2002, decreased $64.2 million, or 6.0%, from $1,063.4 million in fiscal 2001 to $999.2 million in fiscal 2002. The Candles & Home Fragrance segment was affected by many of the factors discussed above with the most significant of these factors being the decrease in sales in our direct selling channel, the general economic slowdown worldwide, and the negative impact of weak foreign currencies on reported sales. Throughout fiscal 2002 we saw a continuation of the effects of the general economic slowdown that began in the second half of fiscal 2001. This slowdown, which was exacerbated by the events of September 11th, made wholesalers, retailers and customers cautious and made wholesalers and retailers reluctant to stock significant amounts of inventory.

PartyLite, our direct selling unit, experienced a decrease in net sales of approximately 7% in fiscal 2002 when compared to the prior year. PartyLite sales in North America, including Canada, decreased approximately 10% in fiscal 2002 compared to the prior year, while sales in PartyLite's European markets increased approximately 12% in fiscal 2002 compared to the prior year. Although we do believe that PartyLite was negatively impacted by general economic conditions, we feel that much of this year's sales decline was related to weak new product offerings and catalogs. PartyLite made improvements in its 2001 Holiday catalog and product offerings, which helped to drive a 7% sales increase in the fourth quarter of fiscal 2002 when compared to last year. In addition to the changes in the Holiday catalog, PartyLite launched its Everyday 2002 catalog in December, which includes new products and an improved layout for which we have received very positive feedback from PartyLite consultants. We remain optimistic that these recent product and catalog changes, strong hostess programs and income opportunities for consultants, along with certain management changes within PartyLite, will translate to positive sales results for our direct selling business.

Results of Operations (continued)

The wholesale channel of the Candles & Home Fragrance segment in North America experienced a sales decline of approximately 12% during fiscal 2002 compared to last year. Excluding the sales of the citronella and religious candle businesses discontinued in fiscal 2001, sales decreased approximately 4.5%. The mass market channel of this segment felt the effects not only of the weakened economy but also of a shrinking customer base due to bankruptcies and consolidation, resulting in a sales decrease of approximately 5% in fiscal 2002 versus fiscal 2001. Although the premium channel business fared better than the mass channel in North America, the full year sales results were below those of the prior year by approximately 3%.

Sales of the wholesale and retail channels of the Candles & Home Fragrance segment in Europe increased approximately 2% in fiscal 2002 versus fiscal 2001. Our premium channel business in the UK posted an 8% increase in full year sales for fiscal 2002 versus the prior year following last year's management changes and strong new product development efforts, including the launch of the Colonial at HOME® brand product during the fourth quarter of fiscal 2002. In the European mass channel, full year sales increased 3% in fiscal 2002 compared to the prior year. The introduction of fragranced candles in this channel continues to show positive growth but still accounts for less than 15% of the total sales of the mass channel. Sales of our UK retailer decreased more than 10% due to weak holiday sales in fiscal 2002 versus fiscal 2001.

Net sales in the Creative Expressions & Foodservice segment accounted for approximately 17% of Blyth's total net sales in fiscal 2002 compared to 11% in fiscal 2001. Net sales in the Creative Expressions & Foodservice segment increased $65.6 million, or 49.0%, from $133.8 million in fiscal 2001 to $199.4 million in fiscal 2002. This increase is primarily due to the inclusion of sales from Midwest, which was acquired in April 2001. Excluding Midwest, fiscal year 2002 sales in this segment were down approximately 3.5% versus the prior year. Midwest, which represents the premium channel in this segment, has increased net sales since its acquisition in April 2001 by more than 2% versus the same period a year earlier. Our mass market business in this segment, JMC Impact, Inc., increased net sales in fiscal 2002 by almost 2% when compared to fiscal 2001 despite the weak economy and customers lost due to bankruptcies and consolidations as described earlier. The foodservice channel, represented by the Sterno Group™, had a very difficult year with sales below last year by approximately 8%. The weak economy that affected the hotel, restaurant and catering industries, coupled with the sharp decline in business following September 11th, has provided a significant challenge in this channel. Although sales for the Sterno Group™ were down in the fourth quarter of fiscal 2002 versus the prior year, there was improvement over the third quarter's comparative results, and we believe that this improvement will continue.

Gross profit decreased $18.6 million, or 3.0%, from $625.7 million in fiscal 2001 to $607.1 million in fiscal 2002. Gross profit margin decreased from 52.3% for fiscal 2001 to 50.7% for fiscal 2002. The key factors that we believe negatively impacted the gross profit margin were a shift in sales mix among our business units, weak margins being experienced in the mass channel, the full year decline in PartyLite sales of 7%, and an increase in sales of obsolete inventory at little or no margin. Also, in the second and fourth quarters of fiscal 2002, the Company recorded additional inventory reserves of $6.3 million and $5.0 million respectively, to lower the carrying value of mass market inventory in North America. Partially offsetting these negative margin impacts were cost savings following our investments in global sourcing, R&D and technology. In the fourth quarter of fiscal 2001, the Company recorded unusual inventory valuation adjustments of $9.0 million in connection with restructuring and business initiatives as discussed in Note 4 to the Consolidated Financial Statements.

Selling expense decreased $6.9 million, or 1.9%, from $371.2 million in fiscal 2001 to $364.3 million in fiscal 2002. Selling expense as a percentage of net sales decreased from 31.0% in fiscal 2001 to 30.4% in fiscal 2002. The reduction in selling expense was primarily due to cost containment programs that are in place at each of our business units and, to a lesser extent, to the mix shift towards mass channel sales, for which selling expenses are relatively lower.

Administrative expenses increased $5.9 million, or 6.1%, from $97.4 million in fiscal 2001 to $103.3 million in fiscal 2002. Excluding the administrative expenses of Midwest, acquired in April 2001, administrative expenses in fiscal 2002 decreased approximately 1% versus the prior year even though the Company continues to invest in R&D and E-Business initiatives, including the PartyLite Extranet, an Internet-based order entry and business building system, and sales force automation of our North American premium wholesale channel.

Results of Operations (continued)

The Company recorded restructuring and impairment charges of approximately $14.1 million reported as a component of operating expenses in fiscal 2002, (further described in Note 4 to the Consolidated Financial Statements, "Unusual Charges"), which reduced the operating profit margin by 1.2%, compared to charges of $7.7 million recorded in fiscal 2001, which reduced operating profit by 0.6%.

Amortization of goodwill increased $0.5 million, or 11.9%, from $4.2 million in fiscal 2001 to $4.7 million in fiscal 2002. This increase is due to the additional amortization recorded related to the acquisition of Midwest. Amortization of goodwill will cease on February 1, 2002, upon adoption of the new goodwill rules under SFAS 142 as described in Note 2 to the Consolidated Financial Statements.

Earnings of the Candles & Home Fragrance segment decreased $25.6 million, or 19.8%, from $129.0 million in fiscal 2001 to $103.4 million in fiscal 2002. The decrease in earnings was due to the same factors that affected sales and gross profit. Earnings of this segment were also impacted by $13.4 million of the restructuring and impairment charges recorded in fiscal 2002 compared to $7.7 million of fiscal 2001 restructuring and impairment charges and $2.3 million of unexpected bad debt expenses.

Earnings in the Creative Expressions & Foodservice segment increased $1.1 million, or 6.8%, from $16.2 million in fiscal 2001 to $17.3 million in fiscal 2002. The key factors affecting earnings in this segment were the acquisition of Midwest in April 2001, which was offset by a weak economy and a sharp decline in our foodservice business following a downturn in the hotel, restaurant and catering industries after September 11th.

Interest expense increased $1.5 million, or 9.4%, from $15.9 million in fiscal 2001 to $17.4 million in fiscal 2002. The higher interest was primarily a result of higher short-term borrowing in the first half of the fiscal year including the borrowing to fund the acquisition of Midwest in April 2001.

Interest income and other increased $3.0 million, from $2.0 million in fiscal 2001 to $5.0 million in fiscal 2002. This increase was primarily due to gains on sales of long-term investments.

Income tax expense decreased $9.7 million, or 19.4%, from $50.0 million in fiscal 2001 to $40.3 million in fiscal 2002. The reduction in income tax expense is attributable to the reduction of the effective tax rate from 38.2% in fiscal 2001 to 37.2% in fiscal 2002 and the decrease in pre-tax earnings.

Basic earnings per share based upon the weighted average number of shares outstanding were $1.45 for fiscal 2002 compared to $1.67 for the same period the prior year. Diluted earnings per share, based upon the potential dilution that could occur if options to issue common stock were exercised, were $1.44 for fiscal 2002 compared to $1.66 for the same period the prior year.

Fiscal 2001 Compared to Fiscal 2000

Net sales increased $47.2 million, or 4.1%, from $1,150.0 million in fiscal 2000 to $1,197.2 million in fiscal 2001. This increase was attributable to sales growth both in the Candles & Home Fragrance and the Creative Expressions & Foodservice segments, as well as the inclusion of sales from businesses acquired. The continued weakness of European currencies versus the US dollar had a negative impact on the overall sales growth rate of the Company. Excluding the negative effect of the deterioration of European currencies, net sales increased approximately 6.8% in fiscal 2001 when compared to prior year. International sales represented approximately 26% of total net sales in fiscal 2001, which is approximately the same percentage as in the prior year despite the deterioration of foreign currencies. Net sales in the US market increased approximately 5% when compared to prior year.

Net sales of the Candles & Home Fragrance segment increased $10.0 million, or 0.9%, from $1,053.4 million in fiscal 2000 to $1,063.4 million in fiscal 2001 inclusive of the sales of Wax Lyrical, a UK retailer that became a consolidated subsidiary in April 2000. The continued weakness of European currencies against the US dollar had a negative impact on the net sales growth rate as discussed above. International sales accounted for approximately 27.5% of total net sales in the Candles & Home Fragrance segment for fiscal 2001. In the US market, the Candles & Home Fragrance segment experienced a modest overall sales increase versus a year ago. This modest sales increase for the year, driven by strong first half net sales, occurred despite the impact of the overall weakening of the economy in the second half of fiscal 2001, particularly the fourth quarter.

Results of Operations (continued)

Net sales of the Creative Expressions & Foodservice segment increased $37.2 million, or 38.5%, from $96.6 million in fiscal 2000 to $133.8 million in fiscal 2001. This sales growth was primarily due to the acquisition of Impact Plastics Advertising, Inc., which occurred at the end of fiscal 2000. The deterioration in the US economy in the latter part of the 2001 fiscal year adversely affected the overall sales growth of the Creative Expressions & Foodservice segment.

Gross profit increased $28.1 million, or 4.7%, from $597.6 million in fiscal 2000 to $625.7 million in fiscal 2001. Gross profit margin increased from 52.0% for fiscal 2000 to 52.3% for fiscal 2001. A key factor that favorably impacted the gross margin was the relatively higher sales growth of premium priced products. The Company recorded one-time charges in cost of goods sold of approximately $9.0 million in fiscal 2001, related to inventory revaluation adjustments, which reduced the gross profit margin by 0.8%. (See Note 4 to the Consolidated Financial Statements). Excluding these one-time charges gross profit margin increased 1.1% compared to fiscal 2000.

Selling expense increased $29.3 million, or 8.5%, from $341.9 million in fiscal 2000 to $371.2 million in fiscal 2001. Selling expense as a percentage of net sales increased in fiscal 2001 when compared to fiscal 2000 primarily due to the higher percentage of sales of premium priced products for which selling expenses are relatively higher. Unexpected bad debt expenses (discussed in Note 4 to the Consolidated Financial Statements) of approximately $2.3 million also contributed to the increase in selling expenses.

Administrative expenses increased $8.7 million, or 9.8%, from $88.7 million in fiscal 2000 to $97.4 million in fiscal 2001. The increase in administrative expense in fiscal 2001 versus the prior year was due to investments in product development, E-Business initiatives and to the overall growth of the Company.

The Company recorded restructuring and impairment charges of approximately $7.7 million reported as a component of operating expenses in fiscal 2001, which reduced the operating profit margin by 0.6%. (See Note 4 to the Consolidated Financial Statements).

Earnings of the Candles & Home Fragrance segment decreased $24.8 million, or 16.1%, from $153.8 million in fiscal 2000 to $129.0 million in fiscal 2001. The decrease in earnings was largely attributable to the unusual charges, which included restructuring and impairment charges, inventory valuation adjustments, and unexpected bad debt expenses totaling approximately $19.0 million, and the further deterioration in foreign currency exchange rates versus the US dollar.

Earnings of the Creative Expressions & Foodservice segment increased $6.0 million, or 58.8%, from $10.2 million in fiscal 2000 to $16.2 million in fiscal 2001. This increase was primarily due to the acquisition of Impact Plastics Advertising, Inc., acquired in December 1999.

The Company, for strategic reasons, decided during fiscal 2001 to exit certain lower margin product lines, including the religious and citronella product lines. Expenses related to this activity included fixed asset write-offs and severance payments made to employees, which were recorded as restructuring and impairment charges and inventory valuation adjustments included in cost of sales as discussed above. The following table sets forth net sales and operating profit data for these discontinued product lines for fiscal 2001 and fiscal 2000. These amounts were reported as part of the Candles & Home Fragrance segment in Note 13 to the Consolidated Financial Statements, "Segment Information".

Year ended January 31, (In thousands)	2000	2001
Net sales	$ 31,753	$ 18,679
Operating loss	(779)	(4,281)

Interest expense increased $3.8 million, or 31.4%, from $12.1 million in fiscal 2000 to $15.9 million in fiscal 2001. The increase in interest expense was primarily attributable to borrowing under the Company's public debt offering, which was in effect for the full 2001 fiscal year, and to increases in short-term interest rates.

Income tax expense decreased $7.5 million, or 13.0%, from $57.5 million in fiscal 2000 to $50.0 million in fiscal 2001. The reduction in income tax expense was primarily attributable to the decrease in earnings subject to income tax. The Company's effective tax rate remained at approximately 38.2% during fiscal 2001.

Results of Operations (continued)

The Company recorded a one-time charge of $1.2 million, which was reflected as a cumulative effect of accounting change, in fiscal 2001, as a result of adopting Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements".

As a result of the foregoing, net earnings decreased $12.8 million, or 13.9%, from $92.4 million in fiscal 2000 to $79.6 million in fiscal 2001.

Basic earnings per share before the cumulative effect of accounting change, based upon the weighted average number of shares outstanding, were $1.69 in fiscal 2001 compared to $1.91 for the same period the prior year. The cumulative effect of accounting change, previously discussed, had an effect on basic earnings per share equal to $.02. Basic earnings per share after the cumulative effect of accounting change, based on the weighted average number of shares outstanding, were $1.67 in fiscal 2001 compared to $1.91 for the same period the prior year. Diluted earnings per share before the cumulative effect of accounting change, based upon the potential dilution that could occur if options to issue common stock were exercised, were $1.69 in fiscal 2001 compared to $1.89 for the same period the prior year. The cumulative effect of accounting change on diluted earnings per share equaled $.02. Diluted earnings per share after the cumulative effect of accounting change, based upon the potential dilution that could occur if options to issue common stock were exercised, were $1.66 in fiscal 2001 compared to $1.89 for the same period the prior year.

Seasonality

Approximately 43% of the Company's annual net sales typically occur in the first and second fiscal quarters of the fiscal year, with the larger balance experienced in the third and fourth fiscal quarters, generally due to consumer buying patterns. The Company's net sales are strongest in the third and fourth fiscal quarters due to increased shipments to meet year-end holiday season demand for the Company's products. Operating profit largely follows these patterns, although a somewhat larger portion of the Company's annual operating profit is earned in the second half of the fiscal year.

Liquidity and Capital Resources

Cash and cash equivalents increased $37.6 million, or 40.4%, from $93.0 million at January 31, 2001 to $130.6 million at January 31, 2002, primarily due to strong cash flow in the fourth quarter as a result of strong sales and reduced inventory levels. Inventory decreased $19.3 million from $201.1 million at January 31, 2001 to $181.8 million at January 31, 2002. Excluding Midwest, inventory at January 31, 2002 decreased by $29.9 million. This decrease in inventory is primarily attributable to a corporate-wide focus on inventory control and reduction but also to additional inventory reserves recorded during fiscal 2002. Accounts receivable increased $16.8 million from $67.0 million at the end of fiscal 2001 to $83.8 million at the end of fiscal 2002. A portion of this increase, approximately $8.1 million, is a result of the acquisition of Midwest, with the remaining increase due primarily to strong fourth quarter sales in our mass market channels in North America and Europe. Despite the uncertain retail environment, the Company has carefully avoided significant write-offs of bad debts. However, we did record a bad debt provision of $350 thousand related to K-Mart's bankruptcy filing. Accounts payable and accrued expenses increased $1.8 million from $102.3 million at the end of fiscal 2001 to $104.1 million at the end of fiscal 2002. Excluding the balances related to Midwest, accounts payable and accrued expenses decreased $5.4 million at the end of fiscal 2002 when compared to the prior year. Such decrease is reflective of the reduced inventory levels of the Company and normal seasonal spending patterns.

Capital expenditures for property, plant and equipment were approximately $11.9 million in fiscal 2002 down from $25.3 million in fiscal 2001. This decrease is primarily due to lower spending for capacity expansion. The Company anticipates total capital spending of approximately $20.0 million for fiscal 2003, which will be used primarily for upgrades to machinery and equipment in existing facilities, and information technology.

Liquidity and Capital Resources (continued)

The Company has grown in part through acquisitions and, as part of its growth strategy, the Company expects to continue from time to time in the ordinary course of its business to evaluate and pursue acquisition opportunities as appropriate. In the future, acquisitions may contribute more to the Company's overall sales growth rate than historically. We expect our future growth in the Candles & Home Fragrance segment to be primarily organic, with the possibility of selective acquisitions. In the Creative Expressions & Foodservice segment a significant portion of future growth may come through acquisitions. We continue to pursue strategic acquisitions in the following areas: paper-related and seasonal decorative products and foodservice products, mirroring businesses in which the Company is already engaged, as well as giftware and home decor products, both of which are closely related to current established product lines.

Pursuant to the Company's revolving credit facility ("Credit Facility"), as amended on September 14, 1999, which matures on October 17, 2002, lending institutions have agreed, subject to certain conditions, to provide an unsecured revolving credit facility to the Company in an aggregate amount of up to $135.0 million. The Company has the ability to increase the Credit Facility, under certain circumstances, by an additional $33.8 million. Amounts outstanding under the Credit Facility bear interest, at the Company's option, at Bank of America's prime rate (4.75% at January 31, 2002) or at the eurocurrency rate plus a credit spread ranging from 0.25% to 0.50%, based on a pre-defined financial ratio. At January 31, 2002, $14.6 million (including $3.3 million of outstanding Letters of Credit) was outstanding under the Credit Facility. The Credit Facility contains, among other provisions, requirements for maintaining certain financial ratios and limitations on certain payments. At January 31, 2002, the Company was in compliance with such covenants. The Company is currently in the process of establishing a new revolving credit facility and expects to do so before the maturity date of the current Credit Facility.

As of January 31, 2002, the Company had a total of $35.0 million available under uncommitted bank lines of credit. Amounts outstanding under the lines of credit bear interest at short-term fixed rates. No amounts were outstanding under the uncommitted lines of credit at January 31, 2002.

At December 31, 2001, the Company's subsidiary, the Gies Group (formerly Liljeholmens), had various long-term debt agreements in multiple European currencies maturing in December 2002. The total amount outstanding as of December 31, 2001 under the loan agreements was approximately $2.7 million at an interest rate of 5.0%, of which all relates to current maturities. The loans are collateralized by certain of Gies' real estate.

As of December 31, 2001, the Gies Group had available lines of credit of approximately $32.8 million of which approximately $0.8 million was outstanding. The amounts outstanding under the lines of credit bear interest at a weighted average rate of 4.19% at December 31, 2001. The lines of credit are renewed annually.

Colony Gift Corporation Limited ("Colony"), another subsidiary, has a short-term revolving credit facility with Barclays Bank ("Barclays"), which matures on June 30, 2002, pursuant to which Barclays has agreed to provide a revolving credit facility in an amount of up to approximately $22.0 million, collateralized by certain of Colony's assets. As of December 31, 2001, Colony had borrowings outstanding under the credit facility of approximately $12.4 million, at a weighted average interest rate of 4.83%.

In July 1995, the Company privately placed $25.0 million aggregate principal amount of 7.54% Senior Notes due in 2005. Such senior notes contain, among other provisions, requirements for maintaining certain financial ratios and net worth. At January 31, 2002, the Company was in compliance with such covenants. Payment on the notes commenced in June 1999 and annual installments of principal and interest are required through June 2005.

In May 1999, the Company filed a shelf registration statement for up to $250.0 million in debt securities with the Securities and Exchange Commission ("SEC"). On September 24, 1999, the Company issued $150.0 million of 7.90% Senior Notes due October 1, 2009 at a discount of approximately $1.0 million, which is being amortized over the life of the notes. Such notes contain, among other provisions, restrictions on liens of principal property or stock issued to collateralize debt. At January 31, 2002, the Company was in compliance with such covenants. Interest is payable semi-annually on April 1 and October 1. The proceeds of the offering were used to repay substantially all of the Company's outstanding debt under its revolving and uncommitted lines of credit in the United States. On March 1, 2002, the Company entered into an interest rate

Liquidity and Capital Resources (continued)

swap agreement which matures on October 1, 2009, in relation to $50.0 million of our outstanding 7.90% Senior Notes. The interest rate under the swap agreement is equal to the six-month LIBOR rate plus 2.65% (4.7% at March 1, 2002), with interest payable semi-annually on April 1 and October 1.

Financial Reporting Release No. 61, recently issued by the SEC, requires all registrants to discuss liquidity and capital resources, trading activities involving non-exchange traded contracts and relationships and transactions with related parties that derive benefit from their non-independent relationships with the registrant.

The following table summarizes the maturity dates of the financial obligations and commitments of the Company:

(in thousands)	Payments Due by Period				
Contractual Obligations and Commercial Commitments	**Total**	**Less than 1 year**	**1–3 years**	**4–5 years**	**After 5 years**
Long-Term Debt	$178,475	$18,245	$ 7,423	$ 3,573	$149,234
Operating Leases	122,704	20,619	34,826	27,720	39,539
Lines of Credit	13,226	13,226	0	0	0
Standby Letters of Credit	3,265	3,265	0	0	0
Total Contractual Obligations and Commercial Commitments	$317,670	$55,355	$42,249	$31,293	$188,773

The Company does not utilize derivatives for trading purposes.

The Company leases certain office and warehouse space used in its businesses in the Creative Expressions & Foodservice segment from related parties. Under the terms of the leases the Company is responsible for all real estate taxes, maintenance and insurance costs. The lease rates were determined based on market rates for comparable property at the time of entering into the contract.

Net cash provided by operating activities amounted to a record $123.6 million in fiscal 2002 compared to $112.7 million in fiscal 2001, an increase of $10.9 million or 9.7%. The key factors contributing to the record cash flow from operations *were net earnings of $68.0 million, depreciation and amortization of $36.2 million and inventory reduction of $35.6 million.* Fourth quarter cash flow from operations was particularly strong, providing a source of cash of $162.6 million, which is reflective of strong seasonal sales, reduced inventory levels and receivable collections.

On April 4, 2002, the Company's Board of Directors authorized the Company to repurchase up to 2,000,000 additional shares of its common stock bringing the total authorization to 6,000,000 shares. During fiscal 2002, a total of 274,100 shares were repurchased for a total cost of approximately $6.0 million. Since January 31, 2002, the Company has purchased an additional 638,700 shares on the open market for a total cost of $13.7 million. As of March 31, 2002, the Company had cumulatively purchased on the open market 3,269,600 common shares for a total cost of approximately $76.6 million. The acquired shares are held as common stock in treasury at cost.

On April 4, 2002, the Company announced that it has declared a cash dividend of $0.11 per share of the Company's common stock for the six months ended January 31, 2002. The dividend, authorized at the Company's April 4, 2002 Board of Directors meeting, will be payable to shareholders of record as of May 1, 2002, and will be paid on May 15, 2002.

The Company's primary capital requirements are for working capital to fund the necessary levels of inventory and accounts receivable to sustain the Company's sales growth, and for capital expenditures and acquisitions. The Company believes that cash on hand, cash from operations and available borrowings under the current Credit Facility and new Credit Facility the Company is considering entering into, lines of credit and the shelf registration previously described will be sufficient to fund its operating requirements, capital expenditures, stock repurchase program, dividends and all other obligations for fiscal 2003 and fiscal 2004.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, income taxes, restructuring, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Financial Reporting Release No. 60, which was recently released by the SEC, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 1 to the Consolidated Financial Statements, included elsewhere in this Form 10-K, includes a summary of the significant accounting policies and methods used in the preparation of our Consolidated Financial Statements. The following is a brief discussion of the more significant accounting policies and methods used by us.

Revenue Recognition

Revenue is recognized upon delivery, when both title and risk of loss transfer to the customer. The Company records estimated reductions to revenue for customer programs, which may include special pricing agreements, volume incentives and other promotions. Should market conditions decline, the Company may take actions to increase customer incentives, possibly resulting in an incremental reduction of revenue at the time the incentive is offered. The Company also records estimated reductions to revenue, based primarily on historical experience, for customer returns and chargebacks that may arise as a result of shipping errors, product damage in transit or other reasons that become known subsequent to recognizing the revenue. If the amount of actual customer returns and chargebacks should increase significantly from the estimated amount, revisions to the estimated allowance would be required. The Company receives payment in advance of product shipments primarily related to our direct selling channel, which is recorded as deferred revenue. Upon delivery of the product shipments the related deferred revenue is reclassified to revenue. The Company has established an allowance for doubtful accounts for its trade and note receivables. The allowance is determined based on the Company's evaluation of known requirements, aging of receivables, historical experience and the current economic environment. While the Company believes it has appropriately considered known or expected outcomes, its customers' ability to pay their obligations, including those to the Company, could be adversely affected by declining sales at retail resulting from such factors as contraction in the economy or a general decline in consumer spending. Some of the Company's business units offer seasonal dating programs whereby customers that qualify for the programs are offered extended payment terms for seasonal product shipments. If product sales by our customers during the seasonal selling period should fall significantly below expectations, the risk of not collecting these seasonal dating receivables may increase, which could result in additional charges to bad debts.

Inventory Valuation

Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out method. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, market conditions, customer planograms and sales forecasts. If market acceptance of our existing products or the successful introduction of new products should significantly decrease, additional inventory write-downs could be required. Potential additional inventory write-downs could result from unanticipated additional quantities of obsolete finished goods and raw materials, and/or from lower disposition values offered by the parties who normally purchase surplus inventories.

Critical Accounting Policies (continued)

Unusual Charges

In response to changing market conditions and competition, the Company's management regularly updates its business model and market strategies, including the evaluation of facilities, personnel and products. Future adverse changes in economic and market conditions could result in additional organizational changes and possibly additional restructuring, impairment and unusual charges. In both fiscal 2002 and in fiscal 2001, the Company recorded unusual charges related to asset impairments, product line discontinuances, severance payments to employees, lease write-offs, bad debt write-offs and inventory write-downs. (See Note 4 to the Consolidated Financial Statements). The most significant single charge of $7.3 million related to the closing of one of the Company's manufacturing facilities in North America in the fourth quarter of fiscal 2002, with most of this amount related to asset impairments of $6.7 million. The closing of this facility, located in Chicago, Illinois, was effected to address overall manufacturing over-capacity in North America. Historically, the Company has reviewed long-lived assets, including property, plant and equipment and goodwill for impairment periodically and whenever events or changes in circumstances indicated that the carrying amount of such an asset might not be recoverable. Management determines whether there has been a permanent impairment on such assets held for use in the business by comparing anticipated undiscounted future cash flow from operating activities involving the asset, or group of assets to the carrying value. The amount of any resulting impairment is calculated using the present value of the same cash flows. Long-lived assets to be disposed of are valued at the lower of carrying amount or net realizable value. See below for discussion on the impact of new accounting pronouncements in fiscal 2003.

Impact of Adoption of Recently Issued Accounting Standards

In February 2001, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future". EITF No. 00-22 addresses a vendor's accounting for an offer to a customer (reseller or end-consumer) to rebate or refund a specified amount of cash that is redeemable only if the customer completes a specified cumulative level of revenue transactions or remains a customer for a specified time period. EITF No. 00-22 became effective in the second quarter of fiscal 2002 and did not have an effect on net earnings of the Company.

In April 2001, the EITF issued EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products". This issue requires the classification of certain advertising program incentives, paid to the Company's customers, as a reduction of sales. EITF 00-25 becomes effective for annual or interim periods beginning after December 15, 2001.

In May 2000, the EITF issued EITF Issue No. 00-14, "Accounting for Certain Sales Incentives". EITF 00-14 addresses the recognition, measurement and statement of earnings classification of various sales incentives such as discounts, coupons, rebates and free products. EITF 00-14 becomes effective for annual or interim periods beginning after December 15, 2001.

In November 2001, the EITF issued EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer/Reseller", which addresses the accounting for consideration given by a vendor to a customer, including both a reseller of the vendor's products and an entity that purchases the vendor's products from a reseller. EITF 01-09 also codifies and reconciles related guidance issued by the EITF including EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products", and EITF Issue No. 00-14, "Accounting for Certain Sales Incentives". Although there will be no impact on net earnings, these changes will result in the reclassification of certain sales promotion expenses in our Consolidated Statements of Earnings. The approximate effect of these reclassifications on fiscal 2002 will be to lower gross margin as a percent of sales by 1.0 point, lower selling expense as a percent of sales by 1.0 point, and increase operating income as a percent of sales by 0.1 point.

Impact of Adoption of Recently Issued Accounting Standards (continued)

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations". This standard prohibits the use of the pooling-of-interest method of accounting for business combinations initiated after June 30, 2001 and applies to all business combinations accounted for under the purchase method that are completed after June 30, 2001. The standard also requires that identifiable intangible assets shall be recognized as assets apart from goodwill. We do not expect that implementation of this standard will have a significant impact on our financial statements.

Also in June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This standard eliminates the amortization of goodwill and indefinite-lived intangibles, and requires goodwill and indefinite-lived assets to be reviewed annually for impairment. This standard also requires the useful lives of previously recognized intangible assets to be reassessed and the remaining amortization periods to be adjusted accordingly. New disclosures are required for goodwill and other intangible assets including information about the changes in carrying amounts from period to period. This standard is effective for fiscal years beginning after December 15, 2001, for all goodwill and other intangible assets recognized on our balance sheet at that date, regardless of when the assets were initially recognized. The Company is in the process of reviewing the goodwill on its balance sheet at January 31, 2002 for possible impairment under the rules set forth in SFAS No. 142. If there is any impairment of goodwill, it will be included in the first quarter results of fiscal 2003 as a cumulative effect of an accounting change.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This standard is effective for fiscal years beginning after December 15, 2001 and addresses financial accounting and reporting for the impairment of long-lived assets. We do not expect that implementation of this standard will have a significant impact on our financial statements.

European Monetary Union — Euro

On January 1, 1999, several member countries of the European Union ("EU") established fixed conversion rates between their existing sovereign currencies, and adopted the euro as their new common legal currency. Since that date, the euro has been traded on currency exchanges while at the same time the legacy currencies remained legal tender in the participating countries during a transition period from January 1, 1999 through January 1, 2002.

During the transition period, cashless payments could be made in the euro, and parties could elect to pay for goods and services and transact business using either the euro or a legacy currency.

Between January 1, 2002 and July 1, 2002, the participating countries are introducing euro notes and coins and will withdraw all legacy currencies so that they will no longer be available.

The Company's EU member businesses have successfully transitioned their business and financial systems to the euro. There were no significant problems during the transition and the conversion has not had a material adverse effect on the Company's business, results of operations, cash flows or financial condition.

Forward-looking and Cautionary Statements

Certain statements contained in this Annual Report on Form 10-K may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, as discussed more fully elsewhere in this Annual Report on Form 10-K and in the Company's previous filings with the Securities and Exchange Commission.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

The Company has operations outside of the United States and sells its products worldwide. The Company's activities expose it to a variety of market risks, including the effects of changes in foreign currency exchange rates, interest rates and commodity prices. These financial exposures are actively monitored and, where considered appropriate, managed by the Company.

Interest Rate Risk

As of January 31, 2002 the Company is subject to interest rate risk on approximately $24.6 million of variable rate debt, including debt attributable to the Gies Group and Colony. Each 1.00% increase in the interest rate would impact pre-tax earnings by approximately $246,000 if applied to the total.

On March 1, 2002, the Company entered into an interest rate swap agreement which matures on October 1, 2009, in relation to $50.0 million of our outstanding 7.90% Senior Notes. The interest rate under the swap agreement is equal to the six-month LIBOR rate plus 2.65% (4.7% at March 1, 2002), with interest payable semi-annually on April 1 and October 1.

Foreign Currency Risk

The Company uses forward foreign exchange contracts to hedge the impact of foreign currency fluctuations on certain committed capital expenditures, certain inventory purchases, Canadian intercompany purchases and on certain intercompany loans. The Company does not hold or issue derivative financial instruments for trading purposes.

With regard to commitments for machinery and equipment and inventory in foreign currencies, the gain or loss is deferred in accumulated other comprehensive income(loss) ("OCI") and, upon payment of each commitment the underlying forward contract is closed and the corresponding gain or loss is included in the measurement of the cost of the acquired asset. With regard to forward exchange contracts used to hedge Canadian intercompany purchases, gain or loss on such hedges is deferred in OCI and recognized in earnings in the period in which the underlying hedged transaction occurs. Gains or losses on foreign currency forward contracts related to intercompany loans are currently recognized through income and generally offset the transaction gains or losses in the foreign currency cash flows that they are intended to hedge. If a hedging instrument is sold or terminated prior to maturity, gains and losses are deferred until the hedged item is settled. However, if the hedged item is no longer likely to occur, the resultant gain or loss on the terminated hedge is recognized into earnings immediately. For consolidated financial statement presentation, net cash flows from such hedges are classified in the categories of the cash flow with the items being hedged. (See Note 1 to the Consolidated Financial Statements).

The following table provides information about the Company's foreign exchange forward contracts at January 31, 2002.

(In thousands, except average contract rate)	U.S. Dollar Notional Amount	Average Contract Rate	Estimated Fair Value
Euro	$32,659	0.883	$1,152
Pound Sterling	3,404	1.418	26
	$36,063		$1,178

The foreign exchange contracts outstanding as of January 31, 2002 had maturity dates ranging from February 2002 through January 2003.

Report of Independent Accountants

To the Board of Directors and Stockholders of Blyth, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Blyth, Inc. and Subsidiaries (the "Company") at January 31, 2002 and January 31, 2001, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for revenue recognition in fiscal 2001. As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in fiscal 2002.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP

Stamford, Connecticut
March 12, 2002, except for Notes 12 and 14, as to
which the date is April 4, 2002

Consolidated Balance Sheets

January 31, (In thousands, except share data)	2001	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 93,036	**$130,633**
Accounts receivable, less allowance for doubtful receivables $2,120 in 2001 and $2,804 in 2002	66,974	**83,781**
Inventories	201,086	**181,840**
Prepaid and other	4,803	**9,241**
Deferred income taxes	7,808	**18,377**
Total current assets	373,707	**423,872**
Property, plant and equipment, at cost:		
Land and buildings	131,008	**113,605**
Leasehold improvements	19,219	**24,503**
Machinery and equipment	196,349	**197,214**
Office furniture, data processing equipment and software	50,969	**59,836**
Construction in progress	14,631	**4,422**
	412,176	**399,580**
Less accumulated depreciation	142,738	**157,666**
	269,438	**241,914**
Other assets:		
Investments	15,180	**3,551**
Excess of cost over fair value of net assets acquired, net of accumulated amortization of $11,240 in 2001 and $16,204 in 2002	95,472	**112,325**
Deposits and other assets	9,673	**12,650**
	120,325	**128,526**
Total assets	$763,470	**$794,312**
Liabilities and Stockholders' Equity		
Current liabilities:		
Bank lines of credit	$ 27,278	**$ 13,226**
Current maturities of long-term debt	5,374	**18,245**
Accounts payable	54,820	**53,414**
Accrued expenses	47,520	**50,680**
Income taxes	14,302	**3,082**
Total current liabilities	149,294	**138,647**
Deferred income taxes	24,552	**23,066**
Long-term debt, less current maturities	167,316	**160,230**
Minority interest and other	514	**4,306**
Commitments and contingencies	–	**–**
Stockholders' equity:		
Preferred stock — authorized 10,000,000 shares of $0.01par value; no shares issued and outstanding	–	**–**
Common stock — authorized 100,000,000 shares of $0.02 par value; issued 49,431,576 shares in 2001 and 49,509,776 shares in 2002	989	**990**
Additional contributed capital	96,912	**97,879**
Retained earnings	390,447	**449,038**
Accumulated other comprehensive loss	(9,595)	**(16,894)**
Treasury stock, at cost, 2,356,800 shares in 2001 and 2,630,900 shares in 2002	(56,959)	**(62,950)**
Total stockholders' equity	421,794	**468,063**
Total liabilities and stockholders' equity	$763,470	**$794,312**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Earnings

Year Ended January 31, (In thousands, except share data)	2000	2001	2002
Net sales	$1,149,994	$1,197,197	**$1,198,542**
Cost of goods sold	552,384	571,472	**591,454**
Gross profit	597,610	625,725	**607,088**
Selling	341,924	371,156	**364,325**
Administrative	88,692	97,432	**103,320**
Amortization of goodwill	2,993	4,191	**4,702**
Restructuring and impairment charges	–	7,702	**14,084**
	433,609	480,481	**486,431**
Operating profit	164,001	145,244	**120,657**
Other expense (income):			
Interest expense	12,104	15,876	**17,404**
Interest income and other	1,361	(1,988)	**(5,014)**
Equity in earnings of investees	146	666	**(22)**
	13,611	14,554	**12,368**
Earnings before income taxes, minority interest, and cumulative effect of accounting change	150,390	130,690	**108,289**
Income tax expense	57,543	49,975	**40,283**
Earnings before minority interest and cumulative effect of accounting change	92,847	80,715	**68,006**
Minority interest	458	–	**–**
Earnings before cumulative effect of accounting change	92,389	80,715	**68,006**
Cumulative effect of accounting change, net of taxes of $716	–	(1,153)	**–**
Net earnings	$ 92,389	$ 79,562	**$ 68,006**
Basic:			
Net earnings per common share before cumulative effect of accounting change	$ 1.91	$ 1.69	**$ 1.45**
Cumulative effect of accounting change	–	(0.02)	**–**
	$ 1.91	$ 1.67	**$ 1.45**
Weighted average number of shares outstanding	48,471	47,629	**47,056**
Diluted:			
Net earnings per common share before cumulative effect of accounting change	$ 1.89	$ 1.69	**$ 1.44**
Cumulative effect of accounting change	–	(0.02)	**–**
	$ 1.89	$ 1.66	**$ 1.44**
Weighted average number of shares outstanding	48,818	47,902	**47,205**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands, except share data)	Common stock Shares	Common stock Amount	Additional contributed capital	Retained earnings	Treasury stock Shares	Treasury stock Amount	Accumulated other comprehensive income(loss)	Total
Balance at January 31, 1999	49,200,474	$984	$93,281	$227,995	(10,000)	$(228)	$ –	$322,032
Net earnings for the year				92,389				92,389
Foreign currency translation adjustments							(4,760)	(4,760)
Comprehensive income								87,629
Common stock issued in connection with exercise of stock options	45,535	1	503					504
Treasury stock purchases					(1,198,700)	(29,951)		(29,951)
Balance at January 31, 2000	49,246,009	985	93,784	320,384	(1,208,700)	(30,179)	(4,760)	380,214
Net earnings for the year				79,562				79,562
Foreign currency translation adjustments							(5,913)	(5,913)
Unrealized gains on certain investments (net of tax of $639)							1,078	1,078
Comprehensive income								74,727
Common stock issued in connection with exercise of stock options	185,567	4	2,616					2,620
Tax benefit from stock options			512					512
Dividends paid ($.20 per share)				(9,499)				(9,499)
Treasury stock purchases					(1,148,100)	(26,780)		(26,780)
Balance at January 31, 2001	49,431,576	989	96,912	390,447	(2,356,800)	(56,959)	(9,595)	421,794
Net earnings for the year				68,006				68,006
Foreign currency translation adjustments							(6,003)	(6,003)
Reclassification adjustment for gains included in net income (net of tax of $737)							(1,244)	(1,244)
Unrealized loss on certain investments (net of tax of $94)							(159)	(159)
Net gain on cash flow hedging instruments							107	107
Comprehensive income								60,707
Common stock issued in connection with exercise of stock options	78,200	1	584					585
Tax benefit from stock options			383					383
Dividends paid ($.20 per share)				(9,415)				(9,415)
Treasury stock purchases					(274,100)	(5,991)		(5,991)
Balance at January 31, 2002	49,509,776	$990	$97,879	$449,038	(2,630,900)	$(62,950)	$(16,894)	$468,063

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Year ended January 31, (In thousands)	2000	2001	2002
Cash flows from operating activities:			
Net earnings	$ 92,389	$ 79,562	**$ 68,006**
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Cumulative effect of accounting change	–	1,153	**–**
Depreciation and amortization	28,107	33,383	**36,246**
Tax benefit from stock options	–	512	**383**
Deferred income taxes	3,422	(5,253)	**(2,640)**
Equity in earnings of investees	146	666	**(22)**
Minority interest	458	–	**–**
Restructuring and impairment charges	–	6,608	**9,292**
Gain on sale of long-term investment	–	–	**(1,981)**
Changes in operating assets and liabilities, net of effect of business acquisitions:			
Accounts receivable	(9,336)	5,716	**(3,828)**
Inventories	3,523	(5,228)	**35,592**
Prepaid and other	996	(630)	**5,703**
Deposits and other assets	(2,339)	(4,676)	**(3,812)**
Accounts payable	(5,192)	(5,314)	**(5,733)**
Accrued expenses	2,712	(1,895)	**(4,367)**
Other liabilities	–	–	**1,701**
Income taxes	4,528	8,099	**(10,960)**
Total adjustments	27,025	33,141	**55,574**
Net cash provided by operating activities	119,414	112,703	**123,580**
Cash flows from investing activities:			
Purchases of property, plant and equipment	(47,740)	(25,322)	**(11,901)**
Purchases of long-term investments	–	(9,753)	**–**
Proceeds from sale of long-term investments	609	124	**11,734**
Purchase of businesses, net of cash acquired	(59,422)	(447)	**(61,735)**
Net cash used in investing activities	(106,553)	(35,398)	**(61,902)**
Cash flows from financing activities:			
Proceeds from issuance of common stock	504	2,620	**585**
Purchases of treasury stock	(29,951)	(26,780)	**(5,991)**
Borrowings from bank line of credit	385,902	44,259	**61,634**
Repayments on bank line of credit	(400,497)	(22,553)	**(75,685)**
Proceeds from issuance of long-term debt	149,000	–	**4,791**
Repayments on long-term debt	(90,343)	(18,363)	**–**
Dividends paid	–	(9,499)	**(9,415)**
Net cash provided by (used in) financing activities	14,615	(30,316)	**(24,081)**
Net increase in cash and cash equivalents	27,476	46,989	**37,597**
Cash and cash equivalents at beginning of year	18,571	46,047	**93,036**
Cash and cash equivalents at end of year	$ 46,047	$ 93,036	**$130,633**
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 11,463	$ 16,695	**$ 17,237**
Income taxes, net of refunds	49,937	46,621	**43,635**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements include the accounts of Blyth, Inc. and its direct and indirect subsidiaries, (the "Company"). All significant intercompany accounts and transactions have been eliminated. Investments in companies which are not majority owned or controlled are reported using the equity method and are recorded in other assets. Certain of the Company's subsidiaries operate on a 52 or 53-week fiscal year ending on the Saturday nearest to January 31. European operations maintain a calendar year accounting period which is consolidated with the Company's fiscal period.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Areas in the financial statements involving significant estimates include inventory reserves, bad debt reserves, chargeback reserves and impairment charges.

Credit Concentration

The Company's credit sales are principally to department and gift stores, mass merchandisers and distributors that purchase the Company's products for resale. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company makes provisions for estimated credit losses.

Foreign Currency Translation

The Company's international subsidiaries use their local currency as their functional currency. Therefore, all balance sheet accounts of international subsidiaries are translated into US dollars at the year-end rate of exchange, and statement of earnings items are translated at the weighted average exchange rates for the period. Resulting translation adjustments are included in accumulated other comprehensive income(loss). Gains and losses on foreign currency transactions, which are included in income, were not material.

Reclassifications

Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.

Investments

The Company makes investments from time to time in the ordinary course of its business which may include selected assets and product lines, long-term investments and/or joint ventures that either complement or expand its existing business. The equity method of accounting is used to account for investments in common stock where the Company has the ability to exercise significant influence over the operating and financial policies of the investee.

Derivatives and Other Financial Instruments

Effective February 1, 2001, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 133 (SFAS 133), "Accounting for Derivative and Hedging Activities" and its corresponding amendment under SFAS 138. These statements establish the accounting and reporting standards for derivative instruments and hedging activities and require that all derivative instruments be recorded on the balance sheet at fair value. The Company uses forward foreign exchange contracts to hedge the impact of foreign currency fluctuations on certain committed capital expenditures, certain inventory purchases, Canadian intercompany payables and certain intercompany loans. The Company does not hold or issue derivative financial instruments for trading purposes. The adoption of SFAS 133 and 138 did not have a material impact on our results of operations.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies (continued)

The Company has designated its forward exchange contracts on Canadian intercompany purchases and forecasted future purchase commitments as cash flow hedges, and as such, as long as the hedge remains effective and the underlying transaction remains probable, the effective portion of the changes in the fair value of these contracts will be recorded in accumulated other comprehensive income(loss) ("OCI") until earnings are affected by the variability of the cash flows being hedged. With regard to commitments for machinery and equipment and inventory purchases, upon payment of each commitment, the underlying forward contract is closed and the corresponding gain or loss is transferred from accumulated OCI and is included in the measurement cost of the acquired asset. If a hedging instrument is sold or terminated prior to maturity, gains and losses are deferred in accumulated OCI until the hedged item is settled. However, if the hedged item is no longer likely to occur, the resultant gain or loss on the terminated hedge is recognized into earnings immediately. Approximately $107,000 of derivative gains are included in accumulated OCI at January 31, 2002, and are expected to be transferred into earnings within the next twelve months.

The Company has designated its foreign currency forward contracts related to intercompany loans as fair value hedges. The gains or losses on the fair value hedges are recognized into earnings and generally offset the transaction gains or losses in the foreign denominated loans that they are intended to hedge.

For consolidated financial statement presentation, net cash flows from such hedges are classified in the categories of the cash flow with the items being hedged.

Fair Value of Financial Instruments

The Company's financial instruments include accounts receivable, accounts payable, short-term and long-term debt. Management believes the carrying value of these items approximates their estimated fair values, except for long-term debt, as discussed in Note 8 to the Consolidated Financial Statements.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out method. The elements of cost are material, labor and overhead.

Shipping and Handling

The Company classifies shipping and handling fees billed to customers in revenue and shipping and handling costs are classified as cost of goods sold.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided principally by use of the straight-line method for financial reporting purposes. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

The principal estimated lives used in determining depreciation and amortization are as follows:

Buildings	27 to 40 years
Leasehold improvements	5 to 10 years
Machinery and equipment	5 to 12 years
Office furniture, data processing equipment and software	3 to 7 years

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies (continued)

Excess of Cost Over Fair Value of Assets Acquired

The excess of costs of acquisitions over the fair value of identifiable net assets acquired less liabilities assumed ("goodwill") is being amortized on a straight-line basis over the estimated lives ranging from 15-40 years. On an ongoing basis, management reviews the valuation of goodwill to determine possible impairment by comparing the carrying value to the undiscounted future cash flows of the related businesses. Amortization of goodwill will cease on February 1, 2002, upon adoption of the new goodwill rules under SFAS 142 as described in Note 2.

Impairment of Long-Lived Assets

We review long-lived assets, including property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Management will determine whether there has been a permanent impairment on such assets held for use in the business by comparing anticipated undiscounted future cash flows from operating activities involving the asset, or group of assets to the carrying value. The amount of any resulting impairment will be calculated using the present value of the same cash flows. Long-lived assets to be disposed of are valued at the lower of carrying amount or net realizable value.

Comprehensive Income

Comprehensive income(loss) includes net income(loss) and other comprehensive income(loss). Other comprehensive income(loss) is classified separately into foreign currency items, unrealized gains and losses on certain investments in debt and equity securities and the net gains and losses on cash flow hedging instruments. The Company reports, by major components and as a single total, the change in comprehensive income(loss) during the period as part of the Consolidated Statements of Stockholders' Equity.

Income Taxes

Income tax expense is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts.

Revenue Recognition

Revenues consist of sales to customers, net of returns and allowances. The Company records estimated reductions to revenue for customer programs, which may include special pricing agreements, volume incentives and other promotions. The Company also records estimated reductions to revenue, based primarily on historical experience, for customer returns and chargebacks that may arise as a result of shipping errors, product damage in transit or other reasons that become known subsequent to recognizing the revenue. The Company receives payment in advance of product shipments primarily related to our direct selling channel, which is recorded as deferred revenue. Upon delivery of the product shipments the related deferred revenue is reclassified to revenue. Some of the Company's business units offer seasonal dating programs whereby customers that qualify for the programs are offered extended payment terms for seasonal product shipments. Prior to fiscal 2001, the Company recognized revenue upon shipment. For the fiscal year ended January 31, 2001, the Company adopted the newly-effective Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements". As a result of adopting SAB 101, the Company changed its revenue recognition policy to recognize revenue upon delivery, when both title and risk of loss are transferred to the customer. In accordance with the provisions of SAB 101, the Company recorded a one-time charge in fiscal 2001 of $1.2 million, net of tax, which is reflected as a cumulative effect of an accounting change in the Consolidated Statement of Earnings. This one-time charge had an effect equal to $.02 Diluted Earnings Per Share. The change in accounting method would not have had a material effect on the Consolidated Statements of Earnings in fiscal 2000 or 1999 if adopted in these periods.

Earnings Per Common and Common Equivalent Share

Earnings per common and common equivalent share are computed based upon the weighted average number of shares outstanding during the period, which includes outstanding options for common stock, when dilutive.

Notes to Consolidated Financial Statements

Note 2: Accounting Changes

In February 2001, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future". EITF No. 00-22 addresses a vendor's accounting for an offer to a customer (reseller or end-consumer) to rebate or refund a specified amount of cash that is redeemable only if the customer completes a specified cumulative level of revenue transactions or remains a customer for a specified time period. EITF No. 00-22 became effective in the second quarter of fiscal 2002 and did not have an effect on net earnings of the Company.

In April 2001, the EITF issued EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products". This issue requires the classification of certain advertising program incentives, paid to the Company's customers, as a reduction of sales. EITF 00-25 becomes effective for annual or interim periods beginning after December 15, 2001.

In May 2000, the EITF issued EITF Issue No. 00-14, "Accounting for Certain Sales Incentives". EITF 00-14 addresses the recognition, measurement and statement of earnings classification of various sales incentives such as discounts, coupons, rebates and free products. EITF 00-14 becomes effective for annual or interim periods beginning after December 15, 2001.

In November 2001, the EITF issued EITF Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer/Reseller", which addresses the accounting for consideration given by a vendor to a customer including both a reseller of the vendor's products and an entity that purchases the vendor's products from a reseller. EITF 01-09 also codifies and reconciles related guidance issued by the EITF including EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products", and EITF Issue No. 00-14, "Accounting for Certain Sales Incentives". Although there is no impact on net earnings these changes will result in the reclassification of certain sales promotion expenses in our Consolidated Statements of Earnings. The approximate effect of these reclassifications on fiscal 2002 will be to lower gross margin as a percent of sales by 1.0 point, lower selling expense as a percent of sales by 1.0 point, and increase operating income as a percent of sales by 0.1 point.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations". This standard prohibits the use of the pooling-of-interest method of accounting for business combinations initiated after June 30, 2001 and applies to all business combinations accounted for under the purchase method that are completed after June 30, 2001. The standard also requires that identifiable intangible assets shall be recognized as assets apart from goodwill. We do not expect that implementation of this standard will have a significant impact on our financial statements.

Also in June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This standard eliminates the amortization of goodwill and indefinite-lived intangibles, and requires goodwill and indefinite-lived assets to be reviewed periodically for impairment. This standard also requires the useful lives of previously recognized intangible assets to be reassessed and the remaining amortization periods to be adjusted accordingly. New disclosures are required for goodwill and other intangible assets including information about the changes in carrying amounts from period to period. This standard is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized on our balance sheet at that date, regardless of when the assets were initially recognized. The Company is in the process of reviewing the goodwill on the balance sheet at January 31, 2002 for possible impairment under the rules set forth in SFAS No. 142. If there is any impairment of goodwill, it will be included in the first quarter results of fiscal 2003 as a cumulative effect of an accounting change.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". This standard is effective for fiscal years beginning after December 15, 2001 and addresses financial accounting and reporting for the impairment of long-lived assets. We do not expect that implementation of this standard will have a significant impact on our financial statements.

Notes to Consolidated Financial Statements

Note 3: Business Acquisitions

In December 1998, the Company acquired 9,431,000 shares of Class A voting common stock of Liljeholmens Stearinfabriks AB, a leading European candle manufacturer, in a private sale. In June 1999, the Company acquired the remaining outstanding Class A and Class B common stock of Liljeholmens through a tender offer. After the total purchase price of approximately $51.2 million was applied to the fair value of assets acquired and liabilities assumed, goodwill of approximately $28.2 million was generated and is being amortized over 40 years.

In May 1999, the Company acquired the remaining 50% interest in Colony Gift Corporation, Limited. ("Colony") for approximately $10.0 million in cash. The excess of the purchase price over the estimated fair value of the net assets acquired approximated $7.2 million and is being amortized over 15 years.

In January 2000, the Company acquired the net assets of Impact Plastics Advertising, Inc., a seasonal decorative products company, as a product line extension of Jeanmarie Creations, Inc., for approximately $19.8 million in cash. The excess of the purchase price over the estimated fair value of the net assets acquired approximated $13.3 million and is being amortized over 20 years.

On April 11, 2001, the Company acquired Midwest of Cannon Falls, Inc., a leading creative expressions company in the decorative products and giftware industry for approximately $61.0 million in cash. The excess of the purchase price over the estimated fair value of the net assets acquired approximated $25.4 million and is being amortized over 20 years.

Amortization of goodwill will cease on February 1, 2002, upon adoption of the new goodwill rules under SFAS 142 as described in Note 2.

Note 4: Unusual Charges

During the fourth quarter of fiscal 2002, the Company recorded restructuring and impairment charges of approximately $14.1 million pre-tax. The following summarizes the components of these charges:

The Company recorded a charge of approximately $7.3 million pre-tax related to the closure of the Company's 62nd Street Chicago facility effected to address overall manufacturing over-capacity. This charge includes asset impairments of facilities and equipment totaling $6.7 million and severance payments to employees of $0.6 million.

Charges of $5.2 million pre-tax were recorded relating primarily to other rationalization within Blyth's North American consumer wholesale businesses and include severance payments following several changes in management of $2.0 million, lease write-offs of $1.6 million and asset impairments of $1.6 million.

The remainder of the fourth quarter charges of approximately $1.6 million were associated with the Company's European activities, including an asset impairment charge of $1.0 million on property held for sale at one of our Gies Group units and redundancy payments made to employees and lease exit costs at our Colony Group in the UK.

Of the amounts recorded as restructuring charges during fiscal 2002, approximately $3.2 million of accrued liabilities are included in the Consolidated Balance Sheet at January 31, 2002, of which $1.5 million relates to lease obligations and $1.7 million relates to severance costs.

Fiscal 2002 results also include $5.0 million in cost of sales charges in the fourth quarter, reflecting the impact of marketplace conditions on the realizable value of obsolete inventory.

In addition to the fourth quarter charges, the Company recorded a $6.3 million pre-tax unusual charge to cost of sales in the second quarter of fiscal 2002 relating to the revaluation of US mass market inventory, due in large part to the Wal-Mart change to a private label candle program.

During the fourth quarter of fiscal 2001, the Company recorded restructuring and impairment charges of approximately $7.7 million pre-tax. The following summarizes the components of these charges:

Pre-tax expenses associated with the restructuring of the Company's European activities, including $0.5 million of asset write-offs and $0.7 million in severance payments made to employees, were incurred in (a) its Fragrant Memories and Eclipse Candles units (part of the Colony Group), (b) its Nordic and Becker units (part of the Gies Group), and (c) Wax Lyrical, its UK–based specialty retailer. The Company had evaluated its European consumer activities and closed or vacated four production and warehousing facilities in order to reposition these units more effectively for growth and profitability in fiscal 2002.

Notes to Consolidated Financial Statements

Note 4: Unusual Charges (continued)

The Company, for strategic reasons, chose to exit certain lower margin product lines, including the religious and citronella product lines. Expenses associated with this activity included $0.7 million in asset write-offs and $0.2 million in severance payments made to employees.

The restructuring of the Company's US consumer wholesale organizations began in early fiscal 2001 and concluded late in the second quarter of fiscal 2001. This initiative included the consolidation of several facilities to improve customer service, increase margins and enhance future profitability. The associated actions resulted in one-time charges, including the write-off of lease obligations of $1.2 million, severance payments made of $0.2 million and equipment write-offs of $0.2 million.

The Company also recorded a non-cash impairment charge of approximately $4.0 million related to Wax Lyrical, its specialty retailer in the Candles & Home Fragrance segment, for a write-off of goodwill of approximately $3.0 million and a write-down of fixed assets of approximately $1.0 million. The impairment charge was calculated by comparing the present value of the expected cash flows associated with these assets to the carrying value of the assets.

Of the above amounts recorded as restructuring charges during fourth quarter of fiscal 2001, approximately $1.4 million of accrued liabilities was included in the Consolidated Balance Sheet at January 31, 2001, relating entirely to lease obligations. As of January 31, 2002, none of the $1.4 million of fiscal 2001 restructuring charges remained on the balance sheet. Approximately $0.7 million was paid while the remaining $0.7 million was reversed to income due to a favorable lease settlement.

In addition to these restructuring and impairment charges, the fiscal 2001 initiatives described above entailed $9.0 million in adjustments to the carrying values of inventory which were charged to cost of sales in the fourth quarter of fiscal 2001.

The fourth quarter and full year results for fiscal 2001 also included $2.3 million of unexpected bad debt expenses associated with customer bankruptcy filings by Home Place (formerly Waccamaw Pottery), Bradlees, Montgomery Ward, Frank's Nursery and Spoils, a UK retailer.

Note 5: Inventories

The major components of inventories are as follows (in thousands):

	2001	2002
Raw materials	$ 40,943	$ 35,142
Work in process	2,747	1,994
Finished goods	157,396	144,704
	$201,086	$181,840

Note 6: Accrued Expenses

Accrued expenses consist of the following (in thousands):

	2001	2002
Compensation and certain benefits	$17,651	$20,398
Deferred revenue	5,282	6,348
Promotional expenses	7,115	8,271
Taxes, other than income	9,698	7,471
Interest payable	4,148	4,387
Other	3,626	3,805
	$47,520	$50,680

Notes to Consolidated Financial Statements

Note 7: Bank Lines of Credit

As of January 31, 2002, Blyth, Inc. had a total of $35.0 million available under uncommitted bank lines of credit. Amounts outstanding under the lines of credit bear interest at short-term fixed rates. No amounts were outstanding under the uncommitted lines of credit at January 31, 2002.

As of December 31, 2001, the Company's subsidiary, the Gies Group, had available lines of credit of approximately $32.8 million on which borrowings of approximately $0.8 million were outstanding. The amounts outstanding under the lines of credit bear interest at a weighted average rate of 4.19% at December 31, 2001. The lines of credit are renewed annually.

Colony, another subsidiary, has a short-term revolving credit facility with Barclays Bank ("Barclays"), which matures on June 30, 2002, pursuant to which Barclays has agreed to provide a revolving credit facility in an amount of up to approximately $22.0 million, collateralized by certain of Colony's assets. As of December 31, 2001, Colony had borrowings outstanding under the credit facility of approximately $12.4 million, at a weighted average interest rate of 4.83%.

Note 8: Long-term Debt

Long-term debt consists of the following (in thousands):

	2001	2002
7.54% Senior Notes	$ 17,857	$ 14,286
7.90% Senior Notes	149,134	149,234
Credit facilities	4,990	11,330
Other	709	3,625
	172,690	178,475
Less current maturities	(5,374)	(18,245)
	$167,316	$160,230

In July 1995, the Company privately placed $25.0 million aggregate principal amount of 7.54% Senior Notes due 2005. Such senior notes contain, among other provisions, requirements for maintaining certain financial ratios and net worth. At January 31, 2002, the Company was in compliance with such covenants. Payment on the notes commenced in June 1999 and annual installments of principal and interest are required through June 2005.

In May 1999, the Company filed a shelf registration statement for issuance of up to $250.0 million in debt securities with the Securities and Exchange Commission. On September 24, 1999, the Company issued $150.0 million of 7.90% Senior Notes due October 1, 2009 at a discount of approximately $1.0 million, which is being amortized over the life of the notes. Such notes contain, among other provisions, restrictions on liens of principal property or stock issued to collateralize debt. At January 31, 2002, the Company was in compliance with such covenants. Interest is payable semi-annually on April 1 and October 1. The proceeds of the offering were used to repay substantially all of the Company's outstanding debt under its revolving and uncommitted lines of credit in the United States. On March 1, 2002, the Company entered into an interest rate swap contract which matures on October 1, 2009, in relation to $50.0 million of our outstanding 7.90% Senior Notes. The interest rate under the swap agreement is equal to the six month LIBOR rate plus 2.65% (4.7% at March 1, 2002), with interest payable semi-annually on April 1 and October 1.

Pursuant to the Company's revolving credit facility ("Credit Facility"), as amended on September 14, 1999, which matures on October 17, 2002, lending institutions have agreed, subject to certain conditions, to provide an unsecured revolving credit facility to the Company in an aggregate amount of up to $135.0 million. The Company has the ability to increase the Credit Facility, under certain circumstances, by an additional $33.8 million. Amounts outstanding under the Credit Facility bear interest, at the Company's option, at Bank of America's prime rate (4.75% at January 31, 2002) or at the eurocurrency rate plus a credit spread ranging from 0.25% to 0.50%, based on a pre-defined financial ratio. At January 31, 2002, $14.6 million (including $3.3 million of outstanding letters of credit) was outstanding under the Credit Facility. The Credit Facility contains, among other provisions, requirements for maintaining certain financial ratios and limitations on certain payments. At January 31, 2002, the Company was in compliance with such covenants. Borrowings under the Credit Facility are classified

Notes to Consolidated Financial Statements

Note 8: Long-term Debt (continued)

as current liabilities on the balance sheet at January 31, 2002, since the maturity date falls within the next twelve months. The Company is currently in the process of establishing new revolving credit facility and expects to do so prior to the maturity date of the current Credit Facility.

At December 31, 2001, the Gies Group had various long-term debt agreements in multiple European currencies maturing in December of 2002. The total amount outstanding as of December 31, 2001 under the loan agreements was approximately $2.7 million at an interest rate of 5.0%, of which all relate to current maturities. The loans are collateralized by certain of Gies' real estate.

Maturities under debt obligations are as follows (in thousands):

For the years ending January 31,	
2003	$ 18,245
2004	3,823
2005	3,600
2006	3,573
Thereafter	149,234
	$178,475

The estimated fair value of the Company's $178.5 million and $172.7 million total long-term debt (including current portion) at January 31, 2002 and 2001 was approximately $189.4 million and $172.7 million, respectively. The fair value is determined by quoted market prices, where available, and from investment bankers using current interest rates considering credit ratings and the remaining terms to maturity.

Note 9: Employee Benefit Plans

The Company has defined contribution employee benefit plans in both the United States and certain of its foreign locations, covering substantially all eligible non-union employees. Contributions to all such plans are principally at the Company's discretion. The Gies Group contributes to a Swedish government-sponsored retirement system, which provides retirement benefits to certain of its employees. One of the Company's subsidiaries has a supplemental employee retirement plan agreement, which covers certain key executives. The Company has a supplemental pension benefit agreement with one of its key executives. Benefits pursuant to the agreement will be provided by a purchased annuity insurance policy. Total expense related to all plans for the years ended January 31, 2000, 2001 and 2002 was $3.0 million, $3.5 million and $3.8 million, respectively.

Note 10: Commitments

The Company utilizes operating leases for a portion of its facilities and equipment. Generally, the leases provide that the Company pay real estate taxes, maintenance, insurance and other occupancy expenses applicable to leased premises. Certain leases provide for renewal for various periods at stipulated rates.

The minimum future rental commitments under operating leases are as follows (in thousands):

For the years ending January 31,	
2003	$ 20,619
2004	18,399
2005	16,427
2006	14,509
2007	13,211
Thereafter	39,539
Total minimum payments required	$122,704

Rent expense for the years ended January 31, 2000, 2001 and 2002 was $14.6 million, $19.6 million and $21.6 million, respectively.

Notes to Consolidated Financial Statements

Note 11: Income Taxes

Earnings before provision for income taxes (in thousands):

	2000	2001	2002
United States	$132,042	$114,956	$ 90,609
Foreign	18,348	15,734	17,680
	$150,390	$130,690	$108,289

Income tax expense consists of the following (in thousands):

	2000	2001	2002
Current income tax expense:			
Federal	$41,062	$42,153	$33,475
State	7,545	7,552	4,298
Foreign	5,514	5,523	5,150
	54,121	55,228	42,923
Deferred income tax expense (benefit):			
Federal	3,485	(3,060)	(2,000)
State	615	(540)	(300)
Foreign	(678)	(1,653)	(340)
	3,422	(5,253)	(2,640)
	$57,543	$49,975	$40,283

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	2001	2002
Current deferred tax assets:		
Accrued expenses and other	$ 8	$ 973
Allowance for doubtful receivables	320	1,482
Employee benefit plans	740	2,068
Inventory reserves	4,480	7,486
Net operating loss and other tax credit carryforwards	2,630	5,118
Restructuring reserves	1,360	3,091
Valuation allowance	(1,730)	(1,841)
	$ 7,808	$ 18,377
Non-current deferred tax liabilities:		
Depreciation	$(24,552)	$(23,066)

The valuation allowance relates principally to certain non-US tax loss carryforwards, as the Company believes that due to various limitations in these foreign jurisdictions, it is more likely than not that such benefits will not be realized.

As of January 31, 2002, undistributed earnings of foreign subsidiaries considered permanently invested for which deferred income taxes have not been provided were approximately $19.1 million.

A reconciliation of the provision for income taxes to the amount computed at the federal statutory rate is as follows (in thousands):

	2000	2001	2002
Tax provision at statutory rate	$52,635	$45,741	$37,901
Tax effect of:			
State income taxes, net of federal benefit	4,656	4,910	2,599
Other, net	252	(676)	(217)
	$57,543	$49,975	$40,283

Notes to Consolidated Financial Statements

Note 12: Employee Stock Option Plans

At January 31, 2002, the Company had two stock-based compensation plans, which are described below.

The Company accounts for stock-based compensation under the intrinsic value-based method of accounting, whereby no compensation expense is recorded for stock options issued to employees unless the option price is below market at the time options are granted. The following pro forma net earnings and net earnings per common share data are presented for informational purposes only and have been computed using the fair value method of accounting for stock-based compensation:

(In thousands, except per share data)	2000	2001	2002
Net earnings:			
As reported	$92,389	$79,562	$68,006
Pro forma	92,024	78,390	66,926
Net earnings per common share:			
As reported:			
Basic	$ 1.91	$ 1.67	$ 1.45
Diluted	1.89	1.66	1.44
Pro forma:			
Basic	$ 1.90	$ 1.65	$ 1.42
Diluted	1.89	1.64	1.42

The fair value of each option is estimated on the date of grant, using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2000, 2001 and 2002, respectively: expected volatility was 43.3% for 2000, 44.2% for 2001 and 39.5% for 2002; risk-free interest rates at 4.89% to 6.63% for 2000, 5.11% to 6.70% for 2001 and 4.17% to 5.33% for 2002; expected life of 7 years for all years and an expected dividend yield of .94%.

The Company has adopted the Amended and Restated 1994 Employee Stock Option Plan (the "Employee Option Plan"), which provides for the grant to officers and employees of both "incentive stock options" and stock options that are non-qualified for Federal income tax purposes. The total number of shares of common stock for which options may be granted pursuant to the Employee Option Plan shall not exceed the sum of 2,880,000 shares plus an additional number of shares, which are to be added on February 1, 2001, and each anniversary thereof during the term of Employee Option Plan, equal to the lesser of (x) 0.75% of the total outstanding shares of common stock of the Company on the applicable anniversary date and (y) 600,000 shares.

The exercise price of incentive stock options granted under the Employee Option Plan may not be less than 100% of the fair market value of the common stock at the time of grant, and the term of any option may not exceed 10 years. Options generally become exercisable over a five year period. With respect to any employee who owns stock representing more than 10% of the voting power of the outstanding capital stock of the Company, the exercise price of any incentive stock option may not be less than 110% of the fair market value of such shares at the time of grant, and the term of such option may not exceed five years.

The Company has also adopted the 1994 Stock Option Plan for Non-Employee Directors (the "Non-Employee Director Plan"). A total of 120,000 shares of common stock may be issued through the exercise of options granted pursuant to the Non-Employee Director Plan. On April 4, 2002, subject to shareholder approval, the Board of Directors approved an increase of 150,000 shares to the total number of shares available for grant. No option may be granted under the Non-Employee Director Plan after May 18, 2004.

Each non-employee director who is elected to office for the first time after March 1, 1994 will, upon such date, automatically be granted an option to acquire 3,000 shares of common stock. Each non-employee director who is in office on November 15 of any year thereafter will, on the immediately succeeding January 1, automatically be granted an option to acquire 1,500 shares of common stock. On April 4, 2002, subject to shareholder approval, the Board of Directors approved a revision to the Non-Employee Director Plan whereby each non-employee director who is elected to office for the first time will, upon such date, automatically be granted an option to acquire 10,000 shares of common stock ("Initial Grant").

Notes to Consolidated Financial Statements

Note 12: Employee Stock Option Plans (continued)

Each non-employee director who is in office with at least six months of service receives, on the date of the Annual Meeting of Shareholders of Blyth beginning in June 2003 and thereafter, an option to acquire 5,000 shares of common stock ("Annual Grant"). The price of shares that may be purchased upon exercise of an option is the fair market value of the common stock on the date of grant.

Options granted pursuant to the Non-Employee Director Plan become exercisable in full on the first anniversary of the date of the grant. On April 4, 2002, subject to shareholder approval, the Board of Directors approved a revision to the vesting, as follows: Initial Grant vests over a two year period at the rate of 50% on each anniversary of the date of grant; Annual Grant vests in full the sooner of (x) the first anniversary of the date of the grant or (y) the date of the next Annual Meeting of Shareholders of Blyth.

Transactions involving stock options are summarized as follows:

	Option Shares	Weighted Average Exercise Price
Outstanding at January 31, 1999	1,231,708	$20.55
Options granted	432,000	26.34
Options exercised	(45,535)	11.11
Options cancelled	(47,156)	23.90
Outstanding at January 31, 2000	1,571,017	22.32
Options granted	568,500	24.95
Options exercised	(185,567)	14.12
Options cancelled	(120,500)	26.13
Outstanding at January 31, 2001	1,833,450	23.72
Options granted	504,000	22.71
Options exercised	(78,200)	7.49
Options cancelled	(349,199)	31.85
Outstanding at January 31, 2002	1,910,051	$22.63

At January 31, 2000, 2001 and 2002, options to purchase 668,417, 694,749 and 764,351 shares, respectively, were exercisable.

Options outstanding and exercisable as of January 31, 2002, by price range:

	Outstanding			Exercisable	
Range of Exercise Price	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 3.60 – 14.40	181,350	2.75	$ 8.93	181,350	$ 8.86
14.40 – 25.20	982,801	7.91	22.88	301,001	22.93
25.20 – 36.00	745,900	6.93	27.75	282,000	28.60
	1,910,051			764,351	

The weighted average fair value of options granted during the years ended January 31, 2000, 2001 and 2002 was $14.46, $12.91 and $10.40, respectively.

Notes to Consolidated Financial Statements

Note 13: Segment Information

The Company operates in two business segments — the Candles & Home Fragrance segment and the Creative Expressions & Foodservice segment (formerly, Non-Fragranced Products). The Company's reportable segments are based on similarities in products and represent the aggregation of operating units for which financial information is regularly evaluated in determining resource allocation and assessing performance. The Company has operations outside of the United States and sells its products in the Candles & Home Fragrance segment worldwide. The majority of sales in the Creative Expressions & Foodservice segment are domestically based.

Candles & Home Fragrance Segment

The Candles & Home Fragrance segment designs, manufactures and markets an extensive line of products including scented candles, potpourri and other fragranced products and markets a broad range of complementary candle accessories. These products are sold direct to the consumer under the PartyLite® brand, to retailers in the mid-tier and premium retail channels under the Colonial Candle of Cape Cod®, Kate's™ and Carolina® brands, and in the mass retail channel under the Ambria™, Florasense® and FilterMate® brands. In Europe, products are sold under the Gies®, Liljeholmens®, Colony®[2][3], Carolina Designs® and Wax Lyrical®[2] brands. These brands are either registered on the Community Trademark Register or in one of the member countries in the European Union.

Creative Expressions & Foodservice Segment

The Creative Expressions & Foodservice segment designs, manufactures or sources and markets a broad range of complementary specialty products for the consumer market, including seasonal and home décor products under the Midwest of Cannon Falls® and JMC Impact™ brand names, paper-related products under the Jeanmarie® brand, and tabletop illumination products and portable heating fuel products for the hotel, restaurant and catering trade, under the Ambria™, Sterno® and HandyFuel® brand names.

Earnings in both segments represents net sales less operating expenses directly related to the business segments and corporate expenses allocated to the business segments. Other income (expense) includes interest expense, interest income and equity in earnings of investees that are not allocated to the business segments. Identifiable assets for each segment consist of assets used directly in its operations and intangible assets, if any, resulting from purchase business combinations. Other identifiable assets includes corporate long-term investments, deferred income taxes and deferred bond costs which are not allocated to the business segments.

The geographic area data includes net trade sales based on product shipment destination and long-lived assets (which consists of fixed assets, goodwill and long-term investments) based on physical location.

Notes to Consolidated Financial Statements

Note 13: Segment Information (continued)

Operating Segment Information

Year ended January 31, (In thousands)	2000	2001	2002
Net Sales			
Candles & Home Fragrance	$1,053,430	$1,063,396	$ 999,178
Creative Expressions & Foodservice	96,564	133,801	199,364
Total	$1,149,994	$1,197,197	$1,198,542
Earnings			
Candles & Home Fragrance [1, 2]	$ 153,800	$ 129,046	$ 103,381
Creative Expressions & Foodservice [1, 2]	10,201	16,198	17,276
	164,001	145,244	120,657
Other income (expense)	(13,611)	(14,554)	(12,368)
Earnings before income taxes, minority interest and cumulative effect of accounting change	$ 150,390	$ 130,690	$ 108,289
Identifiable Assets			
Candles & Home Fragrance	$ 583,183	$ 612,488	$ 602,435
Creative Expressions & Foodservice	113,493	118,322	160,813
Other	16,420	32,660	31,064
Total	$ 713,096	$ 763,470	$ 794,312
Capital Expenditures			
Candles & Home Fragrance	$ 46,401	$ 23,275	$ 9,874
Creative Expressions & Foodservice	1,339	2,047	2,027
Total	$ 47,740	$ 25,322	$ 11,901
Depreciation and Amortization			
Candles & Home Fragrance	$ 24,833	$ 28,949	$ 29,540
Creative Expressions & Foodservice	3,274	4,434	6,706
Total	$ 28,107	$ 33,383	$ 36,246

Geographic Information

Year ended January 31, (In thousands)	2000	2001	2002
Net Sales			
United States	$ 849,704	$ 891,996	$ 884,703
International	300,290	305,201	313,839
Total	$1,149,994	$1,197,197	$1,198,542
Long-lived Assets			
United States	$ 289,480	$ 294,383	$ 285,364
International	96,679	85,706	72,426
Total	$ 386,159	$ 380,089	$ 357,790

(1) 2001 Candles & Home Fragrance includes restructuring and impairment charges of approximately $7.7 million, unusual inventory revaluation charges of $9.0 million and unexpected bad debt expenses of approximately $2.3 million (See Note 4 to the Consolidated Financial Statements).
(2) 2002 Candles & Home Fragrance includes restructuring and impairment charges of approximately $13.4 million and inventory revaluation charges of $11.3 million, and Creative Expressions & Foodservice includes restructuring and impairment charges of approximately $0.7 million (See Note 4 to the Consolidated Financial Statements).

Notes to Consolidated Financial Statements

Note 14: Stock Repurchase Plan

On April 4, 2002, the Company's Board of Directors authorized the Company to repurchase up to 2,000,000 additional shares of its common stock bringing the total authorization to 6,000,000 shares. During fiscal 2002, a total of 274,100 shares were repurchased for a total cost of approximately $6.0 million. Since January 31, 2002, the Company has purchased an additional 638,700 shares on the open market for a total cost of $13.7 million. As of March 31, 2002, the Company had cumulatively purchased on the open market 3,269,600 common shares for a total cost of approximately $76.6 million. The acquired shares are held as common stock in treasury at cost.

Note 15: Earnings Per Share

The following table presents the components of basic and diluted net earnings per common share (in thousands):

	2000	2001	2002
Net earnings	$92,389	$79,562	$68,006
Weighted average number of common shares outstanding:			
Basic	48,471	47,629	47,056
Dilutive effective of stock options	347	273	149
Weighted average number of common shares outstanding:			
Diluted	48,818	47,902	47,205

As of January 31, 2000, 2001 and 2002, options to purchase 78,321, 90,886 and 236,529 shares of common stock, respectively, are not included in the computation of diluted earnings per share because the effect would be antidilutive.

Notes to Consolidated Financial Statements

Note 16: Selected Quarterly Financial Data (Unaudited)

A summary of selected quarterly information for the years ended January 31 is as follows:

	2001 Quarter Ended			
(In thousands, except per share data)	April 30	July 31	October 31	January 31
Net sales	$291,368	$248,688	$324,430	$332,711
Gross profit	158,479	132,203	166,906	168,137
Earnings before cumulative effect of accounting change	20,882	18,712	29,934	11,187
Cumulative effect of accounting change, net of taxes of $716	(1,153)	–	–	–
Net earnings	19,729	18,712	29,934	11,187
Net earnings per common and common equivalent share:				
Basic (1)				
Net earnings before cumulative effect of accounting change	$ 0.44	$ 0.39	$ 0.63	$ 0.24
Cumulative effect of accounting change	(0.02)	–	–	–
	$ 0.41	$ 0.39	$ 0.63	$ 0.24
Diluted (1)				
Net earnings before cumulative effect of accounting change	$ 0.43	$ 0.39	$ 0.63	$ 0.24
Cumulative effect of accounting change	(0.02)	–	–	–
	$ 0.41	$ 0.39	$ 0.63	$ 0.24

	2002 Quarter Ended			
(In thousands, except per share data)	April 30	July 31	October 31	January 31
Net sales	$261,153	$249,685	$319,151	$368,553
Gross profit	138,657	124,703	161,647	182,081
Net earnings	15,674	12,880	25,871	13,581
Net earnings per common and common equivalent share:				
Basic (1)	$ 0.33	$ 0.27	$ 0.55	$ 0.29
Diluted	0.33	0.27	0.55	0.29

(1) The sum of per share amounts for the quarters does not necessarily equal that reported for the year because the computations are made independently.

Item 9

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Part III Item 10

Directors and Executive Officers of the Registrant

Item 11

Executive Compensation

Item 12

Security Ownership of Certain Beneficial Owners and Management

Item 13

Certain Relationships and Related Transactions

The information required by Items 10 through 13 is included in the Company's proxy statement dated May 1, 2002 on pages 3 through 13.

Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a)(1). Financial Statements

The following consolidated financial statements are contained on the indicated pages of this report:

(a)(2). Financial Statement Schedules

The following financial statement schedule is contained on the indicated pages of this report:

All other schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements or related notes.

Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a)(3). Exhibits

Exhibit No.	Description of Exhibit
3.1*	Restated Certificate of Incorporation of the Registrant
3.2*	Restated By-laws of the Registrant
4.1†	Amended and Restated 1994 Employee Stock Option Plan of the Registrant (incorporated by reference to Exhibit 4.1 to the Registrant's Report on Form 8-K filed April 17, 2000)
4.2†	Form of Non-transferable Incentive Stock Option Agreement under the Amended and Restated 1994 Employee Stock Option Plan of the Registrant (incorporated by reference to Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1996)
4.3†	Form of Non-transferable Non-Qualified Stock Option Agreement under the Amended and Restated 1994 Employee Stock Option Plan of the Registrant (incorporated by reference to Exhibit 4.3 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1996)
4.4†	Amended and Restated 1994 Stock Option Plan for Non-Employee Directors of the Registrant (incorporated by reference to Exhibit 4.1 to the Registrant's Report on Form 8-K filed April 19, 2002)
4.5*†	Form of Stock Option Agreement under the 1994 Stock Option Plan for Non-Employee Directors of the Registrant
4.6(a)	Form of Indenture, dated as of May 20, 1999, between the Registrant and First Union National Bank, as Trustee (incorporated by reference to the Registrant's Registration Statement on Form S-3 (Reg. No. 333-77721) filed on May 4, 1999)
4.6(b)	Form of First Supplemental Indenture dated as of September 29, 1999 between the Registrant and First Union National Bank, Trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on September 28, 1999)
10.1	Credit Agreement, dated as of October 17, 1997, among the Registrant, the Banks listed therein, Morgan Guaranty Trust Company of New York, as documentation agent, and Bank of America National Trust and Savings Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1997)
10.1(a)	Amendment No. 1 dated as of May 13, 1999 to the Credit Agreement (incorporated by reference to Exhibit 10.1(a) to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2001)
10.1(b)	Amendment No. 2 dated as of September 14, 1999 to the Credit Agreement (incorporated by reference to Exhibit 10.1(b) to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2001)
10.2	Note Purchase Agreement, dated July 7, 1995 (the "Note Purchase Agreements"), relating to the 7.54% Senior Notes due June 30, 2005, among Candle Corporation Worldwide, Inc., Candle Corporation of America, and PartyLite Gifts, Inc., as Issuers, the Registrant, as guarantor, and the Purchasers named therein (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1995)
10.2(a)	Fourth Amendment, dated as of October 17, 1997, to Note Purchase Agreements (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1997)
10.2(b)	Assumption Agreement, dated as of October 17, 1997, of Note Purchase Agreements, among Candle Corporation Worldwide, Inc., Candle Corporation of America, and PartyLite Gifts, Inc., as assignors, and the Registrant, as assignee (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1997)
10.2(c)	Guaranty Agreement, dated as of October 17, 1997, by Candle Corporation Worldwide, Inc. (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1997)
10.2(d)	Form of 7.54% Senior Notes due June 30, 2005 (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1997)
10.2(e)	Fifth Amendment, dated as of May 17, 1999, to Note Purchase Agreements (incorporated by reference to Exhibit 10.2(e) to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2000)

Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a)(3). Exhibits *(continued)*

Exhibit No.	Description of Exhibit
10.3*	Standard Form Industrial Lease dated April 22, 1993, between Carol Point Builders I General Partnership and PartyLite Gifts, Inc.
10.3(a)	First Amendment, dated August 21, 1995, between ERI-CP, Inc., a Delaware corporation, as successor to Carol Point Builders I General Partnership, and PartyLite Gifts, Inc., to Standard Form Industrial Lease dated April 22, 1993, between Carol Point Builders I General Partnership and PartyLite Gifts, Inc. (incorporated by reference to Exhibit 10.4(a) to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 1996)
10.3(b)**	Second Amendment, dated August 4, 2000, between Carol Point LLC, a Massachusetts limited liability company, as successor landlord to ERI-CP Inc., and PartyLite Gifts, Inc., to Standard Form Industrial Lease dated April 22, 1993, between Carol Point Builders I General Partnership and PartyLite Gifts, Inc. (incorporated by reference to Exhibit 10.4(a) to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 1996)
10.3(c)**	Third Amendment, dated February 28, 2001, between Carol Point LLC, a Massachusetts limited liability company, as successor landlord to ERI-CP Inc., and PartyLite Worldwide, Inc., as tenant, pursuant to Assignment and Assumption Agreement, dated January 31, 2001, between PartyLite Gifts, Inc. (assignor) and PartyLite Worldwide, Inc. (assignee), to Standard Form Industrial Lease dated April 22, 1993, between Carol Point Builders I General Partnership and PartyLite Gifts, Inc. (incorporated by reference to Exhibit 10.4(a) to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 1996)
10.4	Lease Agreement, dated June 25, 1997, between Carol Stream I Development Company, as landlord, PartyLite Gifts, Inc., as tenant, and the Registrant, as guarantor (incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 1998)
10.4(a)**	First Amendment to Lease, dated February 1, 2001, between MP 437 Tower CS, Inc. by RREEF Management Company, as landlord, as successor to Carol Stream I Development Company, and PartyLite Worldwide, Inc., as tenant, pursuant to Assignment and Assumption Agreement, dated January 31, 2001, between PartyLite Gifts, Inc. (assignor) and PartyLite Worldwide, Inc. (assignee)
10.5*†	Form of Indemnity Agreement between the Registrant and each of its directors
10.6†	Blyth Industries, Inc. Non-Qualified Deferred Compensation Plan (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K as filed on December 21, 1999)
10.7†	Employment Agreement dated as of August 1, 2000 by and between the Registrant and Robert B. Goergen (incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2000)
10.8†	Registration Rights Agreement dated as of August 1, 2000 by and between the Registrant and Robert B. Goergen (incorporated by reference to Exhibit A to the Employment Agreement filed as Exhibit 10.10 to Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2001)
21.**	List of Subsidiaries
23.**	Consent of PricewaterhouseCoopers LLP, independent accountants
24.1**	Power of Attorney
24.2**	Certified Resolutions of the Board of Directors of the Registrant

*Included as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-77458) and incorporated herein by reference.

**Filed herewith.

†Management contract or compensatory plan required to be filed by Item 14(c) of this report.

(b) Reports on Form 8-K

The following reports on Form 8-K were filed during the fourth quarter of the fiscal year ended January 31, 2002:

Current Report on Form 8-K, filed December 3, 2001, attaching third quarter sales and earnings and comments on fourth quarter press releases.

Current Report on Form 8-K, filed January 18, 2002, attaching increase in cash flow estimates press release.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2002

Blyth, Inc.
By: /s/ Robert B. Goergen
Name: Robert B. Goergen
Title: Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert B. Goergen Robert B. Goergen	Chairman, Chief Executive Officer and President; Director (Principal Executive Officer)	May 1, 2002
/s/ Robert H. Barghaus Robert H. Barghaus	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 1, 2002
/s/ Roger A. Anderson Roger A. Anderson	Director	May 1, 2002
/s/ John W. Burkhart John W. Burkhart	Director	May 1, 2002
/s/ Pamela M. Goergen Pamela M. Goergen	Director	May 1, 2002
/s/ Neal I. Goldman Neal I. Goldman	Director	May 1, 2002
/s/ John E. Preschlack John E. Preschlack	Director	May 1, 2002
/s/ Howard E. Rose Howard E. Rose	Director	May 1, 2002
/s/ Frederick H. Stephens, Jr. Frederick H. Stephens, Jr.	Director	May 1, 2002

Report of Independent Accountants on Financial Statement Schedule

To the Board of Directors and Stockholders of Blyth, Inc.:

Our audits of the consolidated financial statements referred to in our report dated March 12, 2002, except for Notes 12 and 14, as to which the date is April 4, 2002, appearing in the 2002 Annual Report to Stockholders of Blyth, Inc. and Subsidiaries (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 10-K) also included an audit of the financial statement schedule listed in Item 14(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP

Stamford, Connecticut
March 12, 2002

Schedule II — Valuation and Qualifying Accounts

For the years ended January 31, 2000, 2001 and 2002 (In thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
2000				
Allowance for doubtful accounts	1,404	2,060	1,310	2,154
Income tax valuation allowance	18	1,762	–	1,780
Inventory reserves	–	8,146	5,315	2,831
2001				
Allowance for doubtful accounts	2,154	2,761	2,795	2,120
Income tax valuation allowance	1,780	–	50	1,730
Inventory reserves	2,831	15,762	8,892	9,701
2002				
Allowance for doubtful accounts	2,120	4,540	3,856	2,804
Income tax valuation allowance	1,730	111	–	1,841
Inventory reserves	9,701	21,312	10,511	20,502

Directors

Roger A. Anderson*
Chairman and President
Burlington Management Company

John W. Burkhart*
Chairman
Breezy Hill Enterprises, Inc.

Pamela M. Goergen
Managing Director
The Ropart Group

Robert B. Goergen
Chairman of the Board, Chief Executive Officer and President of the Company

Neal I. Goldman†
President
Goldman Capital Management, Inc.

Philip Greer†
Managing Director
Weiss, Peck & Greer

John E. Preschlack†
Chairman and President
JEPCOR, Inc.

Howard E. Rose*
Former Chief Financial Officer of the Company

Frederick H. Stephens, Jr.†
Retired Corporate Vice President
The Gillette Company

* Member of the Audit Committee
† Member of the Compensation Committee

Officers

Robert B. Goergen
Chairman of the Board, Chief Executive Officer and President

Robert H. Barghaus
Vice President and Chief Financial Officer

Albert A. Bergeron
Vice President

Richard T. Browning
Vice President and President of Candle Corporation Worldwide, Inc.

Jane F. Casey
Vice President
Organizational Development
Investor Relations

Bruce G. Crain
Vice President and President of Global Services

John H. Dammermann
Vice President
Creative Expressions

W. Glenn Evans
Vice President
Global Sourcing

Anil J. Gupte
Vice President
Research and Development

Bruce D. Kreiger
Vice President
General Counsel and Secretary

Frank P. Mineo
Vice President and President of PartyLite Worldwide, Inc.

Eric H. Nietsch
Vice President and Treasurer

Marcia L. Pontius
Vice President
Acquisitions and
Corporate Development

Jonathan L. Poppick
Vice President
Corporate Marketing Initiatives

Richard Zielinski
Corporate Controller

Shareholder Information

Listed NYSE — The New York Stock Exchange

Common Stock
Listed on the
New York Stock Exchange
Trading Symbol: BTH

Dividend Policy
Effective as of March 30, 2000, it is the policy of the Company normally to pay cash dividends upon the Common Stock in the amount of $0.20 per annum, payable in equal semi-annual installments on the 15th day of May and November of each year, subject to the declaration thereof by the Board of Directors, in its sole discretion.

Annual Meeting of Shareholders
will be held on Thursday, June 6, 2002 at 9:00 a.m. ET at the
Hyatt Regency Greenwich
1800 East Putnam Avenue
Old Greenwich, CT 06870

Transfer Agent
EquiServe Trust Company N.A.
525 Washington Boulevard
Jersey City, NJ 07310

Independent Accountants
PricewaterhouseCoopers LLP
200 East Randolph Drive
Chicago, IL 60601

For Shareholder Information, Contact:
Jane F. Casey
Vice President
Corporate Offices
(203) 661-1926

Corporate Offices
Blyth, Inc.
One East Weaver Street
Greenwich, CT 06831-5118
Phone: (203) 661-1926
Fax: (203) 661-1969
E-mail: blyth@blythinc.com
http://www.blythinc.com

Design: Loren Associates, New York. Photography: Douglas Foulke, Bill Heuberger

BLYTH

One East Weaver Street
Greenwich, CT 06831-5118

For more information about Blyth products, please visit our websites:

www.blythinc.com
www.partylite.com
www.colonialathome.com
www.midwestofcannonfalls.com
www.candlecorpfs.com
www.gies-kerzen.de
www.liljeholmens.se
www.asp-homblad.dk